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04030599

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lenzing AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 10 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3207

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/8/04

ARIS
12-31-03



ANNUAL REPORT 03

LENZING GROUP

THE WORLD LEADER IN
CELLULOSE FIBER
TECHNOLOGY

LENZING

BUSINESS RESULTS

EUR mill.	2001	2002	2003
Sales	623	626	622
EBIT	65	78	74
EBITDA	102	121	116
EBITDA margin in %	16.4	19.4	18.6
Net income	54	48	59
Retained earnings	221	264	308

STOCK EXCHANGE

EUR	2001	2002	2003
Common stock in mill.	27	27	27
Market capitalization in mill.	268	329	450
Share price as at 31 Dec.	73	89,5	122,4
Earnings per share[1]	12.39	13.37	16.46

CAPITAL EXPENDITURE

EUR mill.	2001	2002	2003
Lenzing AG	57	33	97
Group total	67	42	131
Group depreciation and amortization charge	37	43	42

FINANCING STRUCTURE

EUR mill.	2001	2002	2003
Cash	29	74	113
Inventories	62	59	60
Receivables	136	106	126
Liabilities	-152	-144	-143
Net debt	-110	-33	-80

CAPITAL STRUCTURE

EUR mill.	2001	2002	2003
Liabilities (exclusive of social capital)	314	277	347
Social capital	59	60	60
Equity	313	352	401
ROCE in %	11.7	13.1	13.7
ROE in %	18.6	14.5	15.8

CASH FLOW

EUR mill.	2001	2002	2003
Gross cash flow	86	102	104
Net cash provided by operating activities	82	127	109
Net increase (+) / decrease (-) in cash	1	46	38
Cash and current investments	42	85	113

PRODUCTION [2]

in 1,000 tons	2001	2002	2003
Fibers (total)	331.6	366.1	379.0
Paper	72.4	71.7	74.8
Plastics	14.4	16.2	17.5

1) from continuing operations
2) incl. Lenzing Fibers Corp. and P.T. South Pacific Viscose

KEY DATA OF THE LENZING GROUP ACCORDING TO US GAAP

NET GEARING IN %


40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
35.3
9.5
20.0
2001
2002
2003

DIVIDEND


6.00
5.00
4.00
3.00
2.00
1.00
0.00
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
4.90
4.47
2.00
6.00
4.00
1.46
2001
2002
2003*

*) Proposal

☐ Dividend in EUR

-o- Dividend yield in %

SALES COMPARED TO EBT

EUR mill.


700
600
500
400
300
200
100
0
90
80
70
60
50
40
30
20
10
0
622.7
625.6
621.9
2001
2002
2003

☐ Sales

-o- EBT

SALES COMPARED TO EBITDA

EUR mill.


700
600
500
400
300
200
100
0
140
120
100
80
60
40
20
0
622.7
625.6
621.9
2001
2002
2003

☐ Sales

-o- EBITDA

THE YEAR 2003

A GOOD YEAR – IN SPITE OF
VOLATILE OVERALL CONDITIONS

STRONG FIBER DEMAND FROM ASIA

CAPACITY EXPANSION
SUCCESSFULLY COMPLETED

DIVIDEND RAISED BY 50%
TO 6 EUROS PER SHARE

ABLE OF CONTENTS 03

LENZING

A BRIEF PORTRAIT OF THE LENZING GROUP


1
LENZING, Austria
5
DITZINGEN, Germany
6
HONG KONG, China
4
CHANGZHOU, China
8
BEIJING, China
9
SHANGHAI, China
HEILIGENKREUZ, Austria
2
JAKARTA/JAVA, Indonesia
7
PURWAKARTA, Indonesia
3
Production sites
Representative offices

LENZING GROUP 2003

SALES:

EUR 621.9 mill.

STAFF:

3,058 [1]

PRODUCTION:

379,000 TONS OF FIBERS [2]

The Lenzing Group is an Austrian corporate group which is present on world markets. Through quality and innovative force, the company sets standards in the field of man-made cellulose fibers. Lenzing fibers, which are made of wood, a renewable raw material, are used both by the textile industry – for garments, home textiles and technical textiles – and the nonwovens industry.

With its more than 60 years of experience in the production of fibers, the Lenzing Group is the only manufacturer worldwide that unites under one roof all three generations of man-made cellulose fibers – classical Viscose, Modal and Lyocell.

The success of the Lenzing Group is based on a consistent focus on its customers, coupled with technology and quality leadership. The economic strength is secured both by focusing on special fibers and by a very good position regarding costs.

Lenzing is committed to the principles of sustainable management with very high environmental standards.

In addition to its core business – fibers – the Lenzing Group also operates in the business sectors paper, engineering and systems construction and plastics.

[1] excl. SPV [2] incl. associated companies

PRODUCTION SITES

1



LENZING, AUSTRIA

The world's largest integrated pulp and viscose fiber production

Capacity: 200,000 tons of fibers per year

Plastic products, engineering and systems construction, paper production

2



HEILIGENKREUZ, AUSTRIA

Production of Lyocell fibers

Capacity: 40,000 tons per year

3



PURWAKARTA, INDONESIA

Production of viscose fibers

Capacity: 140,000 tons per year

REPRESENTATIVE OFFICES

4 Changzhou/China

5 Ditzingen/Germany

6 Hong Kong/China

7 Jakarta, Java/Indonesia

8 Beijing/China

9 Shanghai/China

LENZING

LENZING FIBERS:
INTERNATIONAL SUCCESS WITH POWERFUL BRAND NAMES



AREAS OF APPLICATION:

- Shirts/blouses
- Ladies' and men's wear
- Underwear
- Home textiles

TEXTILE FIBERS

LENZING LYOCELL®
THE ADVANCED FIBER

The latest fiber generation, which was awarded the Eco-Label of the European Union, has excellent moisture management (has up to 130% more moisture take-up than cotton)

AREAS OF APPLICATION:

home textiles: quilts and bed linen

clothing: shirts, blouses, ladies' and men's wear, home wear and undergarments

LENZING MODAL®
MAKES THE WORLD A SOFTER PLACE

The classical fiber from Lenzing – smooth and pleasant to the skin.

AREAS OF APPLICATION:

home textiles: terry cloth products

clothing: undergarments

LENZING VISCOSE®
THE INDUSTRIAL STANDARD

65 years of experience with manufacturing viscose fibers set the international quality standard in processing.

AREAS OF APPLICATION:

clothing made of woven textiles and knitwear

Lenzing FR® – protection and comfort: special fiber for flame-retardant textiles

LENZING Lyocell LENZING Viscose



AREAS OF APPLICATION:

- Hygiene
- Cosmetics
- Household
- Medicine

NONWOVENS

LENZING

THE WORLD LEADER IN CELLULOSE NONWOVENS FIBERS

FIBERS FOR SENSITIVE APPLICATIONS

The fibrous webs (not woven), made of Lenzing fibers, are used in sensitive areas such as applications in the hygiene, medical and cosmetic sector. The best-known products are moist wiping cloths that are used in baby care, for removing make-up and as refreshing towels. In the medical field, nonwovens are used as wound dressings, surgical swabs and components for surgical garments. Household wipes and tampon applications are additional areas of use with a dynamic growth.

LENZING VISCOSE®

THE WORLD'S LEADING NONWOVEN FIBER

Building the world's most modern fiber production line at the Lenzing site has made it possible to further expand our leading position on the world market.

PROPERTIES OF LENZING FIBERS:

- excellent moisture absorption
- purity
- total absence of chlorine (TCF)

LENZING LYOCELL®

THE ADVANCED HYGIENE AND MEDICAL FIBER

The latest fiber generation, which was awarded the Eco-label of the European Union, is also very well suited for the nonwovens sector and offers great potential for opening up new product markets.

OTHER PRODUCTS

CHEMICALS


500 ml
200

- ■ Sodium sulphate
- ■ Acetic acid
- ■ Furfural

PAPER



- ☐ Recycling paper
- ☐ Poster paper
- ☐ Envelope paper

PLASTICS



- ☐ Films, tapes, fabrics and laminates
- ☐ Fibers and yarns for filtration
- ☐ Yarns for braided packings

ENGINEERING



- ☐ Viscose technology
- ☐ Pulp and environmental technologies
- ☐ Separation technology
- ☐ Testing equipment
- ☐ Automation
- ☐ Systems constructions and industrial services
- ☐ Marking systems

MEMBERS OF THE SUPERVISORY BOARD

KARL SCHMUTZER, Vienna
Chairman

WALTER LEDERER, Vienna
Deputy Chairman

HORST BEDNAR, Vienna

HERMANN BELL, Linz

FRANZ ZWICKL, Vienna

WORKS COUNCIL REPRESENTATIVES

RUDOLF BALDINGER
Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council

HELMUT MADERTHANER
Deputy Chairman of the
Company's Works Committee
Chairman of the White-Collar Workers' Council

JOHANN SCHERNBERGER
Deputy Chairman of the
Blue-Collar Workers' Council

MEMBERS OF THE MANAGEMENT BOARD



THOMAS FAHNEMANN
Chairman of the Board (as of 1 March 2003)

CHRISTIAN REISINGER

PETER UNTERSPERGER

FRANZ RANINGER
(until 31 March 2004)

NOTE FROM THE CHAIRMAN OF THE SUPERVISORY BOARD



LADIES AND GENTLEMEN,

The Lenzing Group can once again look back on a basically positive development of business during the year under review. This is all the more gratifying since fiscal 2003 brought us a number of challenges that we had to cope with. Carrying out the most comprehensive investment project to date at the Lenzing site and further expanding the site at Heiligenkreuz meant an ambitious work program, both for the Management and for staff members. By selling the remaining shares in LFC, our US holding, we were able to close a not so successful chapter in the company's history. The staff members and the Management of the Lenzing Group gave their best in order to meet these challenges.

The fact that it was not fully possible to reach the record operating result obtained in fiscal 2002 was mainly due to the drastic decline in the exchange rate for the US dollar. While the US dollar lost almost 20% of its value, the decrease in Lenzing's operating result was only 5.4%. This is clear proof of the fact that the strategic positioning of the Lenzing Group as a top niche supplier makes it possible to reach stable and sustainable earnings, even though global conditions may be difficult. During the first semester, worldwide fiber activities were still rather slow-moving; in the further

CREATE THINGS,

DON'T JUST

MANAGE THEM.

course of the year, business improved only slowly. However, optimizing costs and working all sites to full capacity helped to largely offset these negative effects.

Building on a very sound balance-sheet structure and the sustainable earnings strength of the Lenzing Group, the Supervisory Board – together with the Management Board – set the long-term course in the direction of dynamic growth. B & C Holding, the core shareholder of Lenzing, is guided by its long-term orientation and, as in the past, it will continue to actively support this course. In the future, too, we want the Management to be able to rely on this continuity on the part of the company owners. This will give the Management Board the necessary reassurance for its plans which it needs to implement its objectives for growth; without this backing it would hardly be possible to implement our growth targets.

At the beginning of 2004, an organizational structure applying to all sites was implemented; this will bring us even closer to our customers and make our staff even more international.

Let me take this opportunity to thank all staff members most cordially for their commitment during the year under review. I would also like to extend my special thanks to our customers, as well as to the shareholders of Lenzing AG for their confidence in our company.

Lenzing, April 2004

Karl Schmutzer
Chairman of the Supervisory Board

NOTE FROM THE CHAIRMAN OF THE MANAGEMENT BOARD



DEAR SHAREHOLDER,

During the 2003 business year, the Lenzing Group was able to follow up directly on the success achieved in previous years. This is all the more significant as 2003 was characterized by an unsteady environment in the fiber industry. The European textile and nonwovens industry, in particular, faced considerable challenges on account of the decline of the US dollar against the euro.

Once again, the basis for our success was our position as an international player supplying special products with a high service level. Our products are high-end solutions which help our customers to achieve leverage on the market.

Today, the Lenzing Group stands on a solid foundation that will support an acceleration of our growth course. It is our stated goal to further expand the world market position of our group of companies, which will help to secure Lenzing in the long term. Market data corroborate that worldwide demand for textile and nonwovens fibers will continue to grow in the long term. Growing prosperity, especially in the threshold countries of Asia, and rising population figures are the engine behind this growth, in which we will continue to partake in the future.

MAKE YOUR ENTERPRISE

THE MOST EXCITING

PLACE IN THE WORLD.

(Jack Welch)

Already today, we are the world's most important supplier of high-quality cellulose-based fibers. Our objective is to use our products to participate above average in the general growth of the world's fiber market.

First steps to accelerate our growth course have already been taken:

1. The expansion of our fiber and pulp capacities at Lenzing further reinforces our market position regarding special fibers, especially Modal, on a medium-term basis. In addition, the earning capacity of our most important production site is further strengthened, as we generate economies of scale. As a result, we have also further secured cost leadership in our industry.

2. By increasing our cooperation with internationally active textile marketing chains and manufacturers of brand name products, we are able to better adjust our products to the needs of end consumers.

3. From a regional perspective, we have considerably expanded our market position in China, which is currently the most important growth market for textile fibers, by opening a second marketing location.

4. By implementing a new business organization for the entire Group, which extends beyond individual sites, at the end of 2003 and in early 2004, we have established the organizational basis for our growth strategy. Dividing our activities into business units, which are adjusted to market segments, brings us closer to markets and customers and thus gives us more punch.

The Lenzing Group is thus well prepared to meet the upcoming challenges.

Let me take this opportunity, also on behalf of all staff members, to thank our customers and suppliers most cordially for their good cooperation during the expired business year. My thanks also go out to all staff members for their contribution to a successful business year 2003. Last but not least, I also want to extend my thanks to all shareholders for their attachment to our company.

Lenzing, April 2004

Thomas Fahnemann
Chairman of the Board

INTELLIGENCE ONLY BECOMES EVIDENT FROM THE RESULT, NOT FROM THE ACTION LEADING TO IT.



03 STATUS REPORT



TABLE OF CONTENTS

03

GENERAL MARKET ENVIRONMENT







During fiscal 2003, the market was characterized by a high volatility and differences in regional developments. The uncertainties in international politics, caused by the war in Iraq, the negative psychological impact of the SARS epidemics in Asia, and the dramatic decline of the dollar exchange rate against the euro can be found on the negative side. In 2003, the continuing boom of the textile industry in China had a positive impact.

While demand in the fibers sector was good at the beginning of the year, the second quarter brought a slackening of business. As yarn stocks were growing, demand for fibers decreased, exerting pressure on prices. In the course of the second semester, first signs of recovery were noticed on the fiber market, supported by the strong upswing of the textile industry in China. In addition, cotton prices experienced a massive rise over the year, triggered by speculations about an increased demand in China. This ultimately meant that fiber prices picked up worldwide. In addition, higher raw-material prices affected polyester fibers.

Towards the end of the year, the market was in a generally positive mood, which needs to be put into perspective, though, for the European textile and nonwovens industry, on account of the more than 20% drop in dollar prices. The weak dollar had an immediate impact by causing production costs to rise by international comparison, thus weakening the relative competitiveness of European fibers and yarns in Asia and the USA. Textile imports from Asia to the EU area benefited indirectly from this trend, exposing European manufacturers to price pressure.

Demand for fibers continued to be on the decrease in the USA, since the US industry came under considerable pressure from imports.

CLEAR INCREASE IN WORLDWIDE FIBER PRODUCTION

According to preliminary data for 2003, international fiber production went up by 4.2% to 56.5 million tons. Cotton production rose by 4.1%, and the production of chemical fibers went up by 4.5%. In this connection, a strong increase in the production of chemical fibers in China and India was in contrast to a further decrease in Western Europe, the USA and Japan. The worldwide production of viscose staple fibers went up by 7.8%, to 1.8 million tons, with a large part of the increase being attributable to China. In Western Europe, the production of viscose fibers decreased slightly.

Regarding plastics and paper, the non-fibers sectors, the market environment in Europe was characterized by the overall slack economic situation. During the fourth quarter, there were first signs of a slight improvement of industrial production. On account of its good order-book position, Lenzing Technik was able to disengage itself from the general cyclical environment, and was also able to benefit from a specific recovery of demand.

WORLDWIDE PRODUCTION OF VISCOSE STAPLE FIBERS WENT UP BY 7.8%.



DEVELOPMENT OF THE LENZING GROUP



ANOTHER SUCCESSFUL YEAR FOR LENZING

In spite of the volatile overall conditions, the Lenzing Group maintained its good position during fiscal 2003. The consolidated sales of the Group amounted to EUR 621.9 mill., as compared to EUR 625.6 mill. for 2002. The slight decrease in sales is essentially due to the strong euro and lower trading revenues. The fibers sector contributed 70.9% to total sales, the plastics sector accounted for 11.6%, the paper sector for 9.1%, and Lenzing Technik for 5.6% (considering only sales to third parties). The remaining share of 2.8% of sales was mainly generated by merchandise items.

In 2003 again, the success was based on the position of the Lenzing Group as a supplier for high-quality specialty fibers, with a consistent orientation to customers. This strategic direction and the worldwide presence on markets made it possible for Lenzing in 2003 to work all fiber production lines to full capacity. A total of 379,000 tons of fibers were produced in 2003, which is an increase of 3.5% over the previous year. In the attractive top market segments, in particular, the Lenzing Group was able to further strengthen its international market position.

OPERATING RESULT ON A CONSISTENTLY HIGH LEVEL

The Group's income from operations (EBIT) amounted to EUR 74.0 mill. in fiscal 2003 (after EUR 78.4 mill. for 2002) and thus continued to be on a high level. This corresponded to an EBIT margin of 11.9% (12.5% for the year before). With a figure of EUR 115.8 mill. (2002: EUR 121.3 mill.) earnings before interest, taxes, depreciation and amortization (EBITDA) once again reached a very high value. The EBITDA margin, amounting to 18.6% (after 19.4%), was in the top league of renowned industrial enterprises. All business sectors made positive contributions to the result, with fibers – the core business – contributing 76.3% to the operating result of the Group.

The financial result improved significantly in 2003 by going up to EUR +3.5 mill. (after EUR -6.2 mill. in 2002). This was the result of a higher income from SPV, the associated company, as well as positive one-off effects in the course of selling the former share in Lenzing Fibers Corporation, the US holding. In addition, it was possible to further reduce the interest paid by the Group.

ALL BUSINESS SECTORS MADE POSITIVE CONTRIBUTIONS TO THE BUSINESS RESULT.

DEVELOPMENT OF THE LENZING GROUP

INCREASE IN NET INCOME FOR THE YEAR

The Lenzing Group succeeded in obtaining a result before taxes and minority interest (EBT) of EUR 77.5 mill. for fiscal 2003, which is an increase of 7.5%, as compared to 2002 (EUR 72.1 mill.). This is also a new highest value. Tax payments were lower, since losses carried forward were utilized, which means that the surplus for the year after minority interests in the amount of EUR 59.4 mill. (after EUR 48.0 mill. for 2002) is another excellent value. As a result, the earnings per share from continued operations corresponds to EUR 16.46 (after EUR 13.37 in 2002), which is an increase of 23.1%.

DISTRIBUTION OF SALES BY SECTOR
100% = EUR 621.9 mill.


FIBERS 70%
OTHERS 3%
ENGINEERING AND SYSTEMS CONSTRUCTION 6%
PLASTICS 12%
PAPER 9%

DISTRIBUTION OF SALES BY REGION
100% = EUR 621.9 mill.



OTHERS 1%
CENTRAL AND SOUTH AMERICA 1%
NORTH AMERICA 2%
ASIA 21%
AUSTRIA 21%
EU (excl. Austria) 43%
EFTA 7%
REST OF EUROPE 4%

SOUND AND SUSTAINABLE BALANCE-SHEET STRUCTURE IN SPITE OF MAJOR INVESTMENTS

In 2003, the Lenzing Group completed its most comprehensive fiber-capacity expansion program to date in the company's history, with a volume of EUR 126 mill.. When including the other ongoing investments, expenditure for investments of the Group amounted to altogether EUR 131.3 mill. (after EUR 42.4 mill. for the previous year).

The high gross cash flow of EUR 104.2 mill. (after EUR 101.9 mill. for fiscal 2002) made it possible to finance a large part of these investments from ongoing business. It was thus possible to maintain the sound balance-sheet structure of the Lenzing Group in spite of these record investments. At year-end 2003, equity in the amount of EUR 401.2 mill. compared to a net indebtedness of EUR 80.0 mill., which corresponds to a net gearing of 20% (after 9.5% at the end of 2002). With this value, Lenzing continues to be in the top group of capital-intensive industrial enterprises.

THE MOST COMPREHENSIVE FIBER CAPACITY EXPANSION PROGRAM TO DATE IN THE COMPANY'S HISTORY COMPLETED.



THE FIBERS SECTOR 03

IF YOU REST ON YOUR LAURELS, YOU ARE WEARING THEM IN THE WRONG PLACE.

(Konfuzius)

In the core business of the Lenzing Group, cellulose-based staple fibers (Viscose, Modal and Lyocell fibers), the 2003 business year took a successful course, in spite of the difficult and volatile market conditions. Expanding the program of special fibers – a course which we have pursued with consistency in recent years – has served us well.

The fibers sector encompasses the integrated pulp and fiber production at the Lenzing site, the associated companies Lenzing Lyocell GmbH (100%), as well as the 42% share in the Indonesian associate P.T. South Pacific Viscose (SPV). Lenzing Fibers Corporation, USA, a minority holding of Lenzing AG, no longer forms part of this business sector, since the shares were sold at the end of November 2003.

THE FIBERS DIVISION OF LENZING AG

The fibers division of Lenzing AG recorded once again a very positive result. The sales of this business division amounted to EUR 370.2 mill. (after EUR 355.3 mill. in the year before).

The decisive factor for this positive development was primarily the consistently vigorous demand for Modal fibers. Lenzing was again able to make full use of this trend in 2003, since it pursued a forward-looking investment and product policy and made sure that the required Modal production capacities were available in good time.

As far as raw materials are concerned, higher prices were billed for caustic soda. At the turn of the year 2003/04, first fiber price increases were implemented, on account of the improved market situation and the strong price hikes in cotton and polyester.

A trading company was set up in Shanghai during the second semester 2003 in order to expand our presence on the Chinese market. Together with the existing office in Hong Kong, the company will make headway regarding sales in China and prepare the ground for a better-rooted presence in this dynamic growth region.

CAPACITY EXPANSION AT LENZING COMPLETED

Thanks to the elimination of production bottlenecks, fiber capacities at the Lenzing site were increased by about 20,000 tons and now amount to about 200,000 tons per year. Pulp capacities were also expanded by 35,000 tons and now amount to 210,000 tons per year, as a result of which we are able to provide the raw material, i.e. pulp, that is needed for the bigger fiber production volumes, and which ensures that the advantages of full pulp integration are maintained.

03

THE FIBERS SECTOR

By completing the expansion of the Lenzing site, the Lenzing Group further reinforces its leading market position. The additional capacities are exclusively deployed to produce special fibers which generate attractive contribution margins. The bigger production volume and a product mix that was even further optimized leads to a further improvement in the cost and earnings structure of the fibers sector of Lenzing AG. Altogether, the planned sum of about EUR 90 mill. was invested into the expansion project.

OUTLOOK

Positive impulses emanate from Asia, especially China. However, in view of the recent high volatility of the dollar/euro exchange rate, as well as the high oil prices, one will have to wait and see whether the cyclical upswing has sustainability. With regard to costs, the Lenzing site will have to face a few major, additional burdens, since Austria modified its energy policy by enacting, for example a new ordinance on ecological energy sources and implementing the Kyoto Protocol.

The fibers division of Lenzing AG is very well prepared indeed for a cyclical recovery, since it has completed its expansion program. On account of a good order-book situation, in particular with regard to Modal, and a positive basic mood on markets during the first weeks of the new business years, one can expect that business will again take a satisfactory course in 2004.

DISTRIBUTION OF SALES BY SEGMENT


TEXTILE FIBERS 66.8%
NONWOVENS FIBERS 33.2%

LENZING LYOCELL

The demand for Lenzing Lyocell fibers developed very positively during fiscal 2003; the intensive marketing activities proved successful. Production lines worked to full capacity, handling orders both in the textile area and for nonwovens. Lenzing Lyocell has succeeded in opening up new, promising growth markets concerning home textiles. Thanks to its outstanding properties as a particularly pure fiber made of wood, a natural raw material, there is a strong demand for Lyocell in this market segment.

Against this background of a lively demand, completing the expansion program at the Heiligenkreuz site during fiscal 2003 came just in time. A total amount of EUR 36 mill. was invested into building a second production line. The new facilities were successfully taken into operation at the beginning of 2004, which doubled the production capacity at Heiligenkreuz to 40,000 tons per year. The bigger production quantity is also the basis for sustainable improvement of the earnings situation regarding Lyocell, since this makes it possible to achieve the corresponding reductions in specific production costs.

In the course of expanding capacities, the staff level was raised to 180 employees at the Heiligenkreuz site. Furthermore, the energy supply center of the Heiligenkreuz industrial park was bought in 2003, in order to secure energy supplies at favorable prices.

In September 2003 a deflagration occurred on the first production line, which caused a fire and considerable material damage. The incident was due to the faulty operation of an ancillary unit. The incident did not occur during normal operations, but when the existing production line was started up after a scheduled standstill, required in the course of the construction work on the second production line. The material damage and the costs of the temporary production standstill were covered by insurance policies.

OUTLOOK

The first months of 2004 were characterized by the start-up of the second production line at Heiligenkreuz. Since demand for Lenzing Lyocell fibers continues to be positive and expanded production capacities are available, one can expect a corresponding improvement in sales and earnings in comparison to 2003.

THE FIBERS SECTOR

SOUTH PACIFIC VISCOSE (SPV)*

South Pacific Viscose, the associated company in Indonesia, looks back on a successful business year 2003. SPV landed another production record with nearly 135,000 tons, which was mainly achieved due to the very good demand during the second semester. In addition, it was possible to further improve the product mix in favor of nonwovens products and to clearly expand export business activities.

It was only during the second semester that it became possible to offset the continuous rise in fiber pulp and energy prices by higher prices. During the first semester, prices were still affected by import pressures and a weak demand by spinning mills in Indonesia. The earnings situation was very satisfactory.

OUTLOOK

For SPV the beginning of the new business year 2004 was marked by a consistently good demand and a good product mix, as well as large production quantities. Domestic demand took a positive turn. In view of the currently optimistic mood in Asia's textile industry, export orders are fully satisfactory. However, one will have to reckon with further increases in raw-material prices. Altogether, SPV is again looking forward to a good course of business – provided that the political and economic development in Indonesia is stable.

*) associated company, consolidated at equity

LENZING FIBERS CORPORATION (LFC)

In 2003 the US company Lenzing Fibers Corporation (LFC) suffered from the persisting weakness of the US fiber market, as well as from strong import pressure. Lenzing AG has completely withdrawn from LFC by selling its remaining 39% share to the majority owners, an international group of investors.

DELIVERIES OF SPECIAL FIBERS BY LENZING AG
IN 1,000 TONS



SPECIAL FIBERS
STANDARD FIBERS
DELIVERED QUANTITY
200
180
160
140
120
100
80
60
40
20
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

NOTHING IN THIS WORLD

IS IMPOSSIBLE; YOU JUST

HAVE TO FIND THE WAYS

AND MEANS TO MAKE

THINGS POSSIBLE.

(Hermann Oberth)



THE ENGINEERING AND SYSTEMS CONSTRUCTION SECTOR



LENZING TECHNIK

The subsidiary company Lenzing Technik GmbH & Co KG generated total sales of EUR 86.0 mill. (after EUR 59.4 mill.) with its unchanged staff of more than 500 employees. This growth of sales was primarily triggered by orders of Lenzing AG for an expansion of its capacity, while sales to third parties amounted to EUR 34.6 mill. (after EUR 23.1 mill. in 2002) as indicated under segment reporting. Lenzing Technik succeeded in disengaging its development from the generally muted cyclical trend and finish the year with a very positive result.

FIBER AND PULP TECHNOLOGY

This segment primarily supplies engineering services to existing fiber and pulp manufacturers and consists of the product groups viscose technology, separation technology and pulp technology.

The present worldwide boom to expand viscose fiber capacities led to clear increases in the sales and in the earnings of viscose and separation technology. In addition, the separation technology group succeeded in expanding the areas of application for the automatic backwash filter, which facilitated a record high.

The pulp technology group has increased its know-how for paper pulp manufacturers, in addition to its competence regarding dissolving pulp, which helped it to achieve more sales in northern and eastern Europe.

SYSTEMS CONSTRUCTION AND AUTOMATION

Mechanical performances are summed up under systems construction, electrical performances under automation. In both fields we were able to build up a very solid position as a service provider for the process-technology industry, which helps us obtain good results.

The expansion projects at the Lenzing site contributed significantly towards the 25% increase in our sales, as compared to 2002. Customers appreciate our compliance with deadlines, even when it comes to complex projects, as well as our special know-how, for example when fitting new process control systems into systems in operation.

The company Österreichische Kunststofftechnik GmbH was integrated in the fall of 2003, which has helped us to expand our activities in the field of plastics and to build up a plastics center that now offers complex plastics plants.

MECHATRONICS

The mechatronics segment focuses on the manufacture of products that are on a high technology level regarding their mechanics and electronics. It comprises the product fields of Lenzing Instruments, marking systems, robotics and electronics.

THE ENGINEERING AND SYSTEMS CONSTRUCTION SECTOR



The Instruments group, which produces testing equipment for the fiber industry, succeeded in achieving a turnaround after a successful restructuring process in 2003, so that positive results are generated with sustainability. A joint venture, with Lenzing holding a majority share (67%), was established in Changzhou, in order to improve the marketing opportunities on the Chinese market. Lenzing (Changzhou) Instruments Co., Ltd. produces testing equipment in China which is distributed by the sales organization of the Chinese partner.

Lenzing marking systems recorded a growth in sales of 52%, which is also a satisfactory development; they are increasingly becoming established in the steel industry.

The robotics group managed a successful launch on the market. Through its distribution cooperation partner Fanuc Robotics, it covers the Austrian market, focusing on industrial robots.

The electronics group managed a successful business launch regarding the high-end assembling of electronic equipment, primarily for medical applications. The group's growth has been extremely dynamic so that it was possible to shift its activities to a separate production building.

The recently founded company, LENO Electronics GmbH & Co KG, which has Novotech, Engerwitzdorf, as a partner, supports the development of the electronics segment. As of January 2004, the company produces electronic prints, which are marketed by the electronics group. Lenzing Technik holds a 55% share in this joint venture.

OUTLOOK

After finishing the capacity expansion work for the viscose fiber industry, we expect lower investment volumes for 2004 and thus a decline in sales for the fiber and pulp technology segment. It will not be possible to fully compensate the smaller number of orders from Lenzing AG by the growth of the systems construction and automation segment. On account of the flexible corporate structure, though, a good result for both segments can still be expected in spite of lower sales.

The mechatronics segment is expected to increase its sales.

DISTRIBUTION OF SALES BY SEGMENT



FIBERS UND PULP 36%
MECHATRONICS 13%
SYSTEMS CONSTRUCTION AND AUTOMATION 51%

LENZING TECHNIK SUCCEEDED IN DISENGAGING ITSELF FROM THE GENERALLY DULL CYCLICAL SITUATION AND IN ENDING THE BUSINESS YEAR WITH A VERY POSITIVE RESULT.



03 THE PLASTICS SECTOR

NOTHING IN THIS WORLD IS AS POWERFUL AS AN IDEA THAT IS RIPE.

LENZING PLASTICS

Lenzing Plastics GmbH & Co KG, a 100% subsidiary of Lenzing AG, is a supplier of a multitude of plastics niche products. This positioning made it possible for Lenzing Plastics to again record a positive result in spite of the generally slack economy and thus to make a considerable contribution to the Group results. According to segment reporting, sales amounted to EUR 72.2 mill. and were on last year's level.

The cable industry segment succeeded in maintaining its market shares in spite of stagnation and consolidation. Lenzing Plastics manufactures separator and wrapping films, as well as marking tapes for high-voltage cables, telecommunications and special cables for high-tech applications in the aircraft industry.

With regard to the packaging segment, Lenzing Plastics became well established in several areas with major growth in 2003. Above-average increases of sales and of the result were achieved with insulating materials. Here it was possible to offer an increasing number of customer-specific solutions with very short throughput times.

DISTRIBUTION OF SALES BY MARKET SEGMENT


PTFE FIBERS
AND FILAMENTS 27%
PACKAGING 26%
BUILDING MATERIALS 37%
CABLE FILMS 10%

THE PLASTICS SECTOR

Mono-axially drawn polypropylene films (MOPP) for tear tapes, carry handles and adhesive tapes are another strategic focus. As of the fourth quarter it was possible to gain additional market shares, thanks to ongoing improvements in production processes, which resulted in bigger volumes. Interesting product developments are in a preparatory stage.

The building-materials segment of Lenzing Plastics is a leading manufacturer of permeable films and laminates for roof constructions and semi-finished products. The insulating-materials segment succeeded in further improving its market position on account of innovative applications. In spite of the consistently difficult market position, especially in the core-market country Germany, it was possible to record a marked growth of sales.

Business with PTFE (polytetrafluoroethylene) took a very difficult course during the first semester of 2003. The slacker demand experienced last year continued for the market niche hot-gas filtration. However, a marked increase in sold quantities became noticeable during the second semester. All competitors manufacture in the US-dollar region, where costs are considerably more favorable. This is a clear competitive drawback for Lenzing Plastics, which cannot be offset on a short-term basis.

It was possible to maintain global market leadership for the segment yarns for compression packings by rounding off the product range through innovation. The result was affected by the weak dollar, since about 40% of the sold quantities are supplied to the USA.

OUTLOOK

On account of the general cyclical upswing, the prospects for 2004 are positive. The weak dollar and growing competition from Asia continue to be factors of uncertainty. Altogether, a moderate development of the result is expected for 2004.



SYNTHETIC LAWN – AN INNOVATIVE PRODUCT

This is the plastic age – there are hardly any products today that are not made of plastics. In fact, synthetic lawns have increasingly been accepted in recent years, on account of their weather resistance and longevity, as well as their low maintenance costs.

Lenzing Plastics succeeded in developing yarns for synthetic lawns that have a highly natural look, by optimizing the manufacturing process and the raw-material formula. The range of applications covers lawns for sports grounds to decorative lawns in landscaping, and all the way to lawns at home or for leisure-time use.

THE PAPER SECTOR

IF YOU STOP

GETTING BETTER,

YOU HAVE STOPPED

BEING GOOD.

(Philipp Rosenthal)





THE PAPER DIVISION OF LENZING AG

Lenzing AG has positioned its paper sector as a manufacturer of high-quality niche products for the wood-free natural-paper market. Recycling paper varieties for universal use, super-white envelope papers, as well as special paper varieties for posters constitute the production program of Lenzing AG.

Fiscal 2003 was a very difficult year for the European natural-paper industry, on account of the general economic situation. Germany and Switzerland, in particular, which are the most important market for Lenzing AG, were characterized by strong pressure on the processing industry, paper wholesalers and the printing industry. While Lenzing AG still recorded a satisfactory demand for special papers during the first semester, a pronounced slackness of the market set in at mid-year 2003, together with general pressure on prices, which continued right through to the beginning of the fourth quarter.

In spite of these untoward overall conditions, the paper division of Lenzing AG succeeded in obtaining a new production record of 74,800 tons (after 71,700 tons in 2002). This was due to an increase in quantities of the envelope segment, while all other segments only recorded a moderate development of quantities. Sales amounted to EUR 56.7 mill. (after EUR 56.5 mill. in the year 2002). The result was clearly positive. The investments made served to further optimize qualities.

OUTLOOK

Although first signs for a general economic recovery are noticeable, the paper division expects 2004 to be another difficult year. First price increases, though, are planned as early as the first semester of 2004.

DISTRIBUTION OF SALES BY VARIETY



ENVELOPE PAPER 60%
POSTER PAPER 8%
RECYCLING PAPER 32%

A GENIUS IS SOMEONE
WHO IS THE FIRST PERSON
TO THINK OF SOMETHING
THAT IS QUITE OBVIOUS.

03 RESEARCH AND DEVELOPMENT



In the course of fiscal 2003, Lenzing AG focused on new developments of specialties regarding Viscose and Lyocell fibers and on optimizing the existing program of types. Further priorities of our work were process developments for the purpose of stabilizing processes and optimizing quality, as well as measures to reduce production costs and environmental parameters.

The expenditure for research and development amounted to EUR 15.6 mill. (calculated according to the Frascati Manual) for the business year 2003, after about EUR 13.3 mill. for the year before.

LYOCELL

Lenzing AG operates a Lyocell pilot plant at the Lenzing site. This has helped to develop quality-assurance steps for the big production volumes of the large-scale plant at Heiligenkreuz. Moreover, the production processes were improved, which will make it possible to use different pulp qualities.

VISCOSE

The dynamic development of the nonwovens area was supported by projects to develop fibers and/or products, which were carried out with selected key customers. Work on new, additional applications of the Viscostar fiber, for example, which has already been launched successfully on the market, was begun in this way. Viscostar is characterized by its very good absorptive capacity. The ongoing expansion of a nonwovens laboratory at Lenzing offers ideal prerequisites for developing innovative, functional viscose fibers in order to support product innovations for our nonwovens customers. In addition, work was pursued on a number of technical applications for viscose fibers.

PULP

Pulp research focused on process optimizing. Test series with pulp for Lyocell production was given priority.

OTHER PRODUCT DEVELOPMENTS

In 2003, products especially in the mechatronics segments were developed for Lenzing Technik. For Lenzing Plastics, development projects in the field of thermoplastic materials and PTFE were implemented.

CORPORATE COMMUNICATIONS

A regular and transparent information policy is an indispensable element of the Lenzing Group's corporate culture.

INVESTOR RELATIONS

Lenzing shares are traded on the Standard Market Continuous of the Vienna Stock Exchange, as well as during over-the-counter trading at the stock exchanges of Munich, Stuttgart, Berlin and Frankfurt. The nominal capital amounts to EUR 26,717,250 and consists of 3,675,000 individual share certificates.

The majority owner, holding more than 75% of the shares, is B & C Holding GmbH, Vienna, an Austrian financial holding company that has investments in many different sectors of industry. It considers itself to be an Austrian core shareholder with long-term interests.

During the year under review, Lenzing shares benefited from the good operating performance, on the one hand, and the vigorous upswing of the Vienna stock exchange, on the other. Sales of shares also clearly went up.

DEVELOPMENT OF LENZING SHARES


180.00
160.00
140.00
120.00
100.00
80.00
60.00
01/03
02/03
03/03
04/03
05/03
06/03
07/03
08/03
09/03
10/03
11/03
12/03
01/04

During the year under review, the general public was informed regularly about the course of business by means of press releases, letters to shareholders and press conferences. Inquiries from private and institutional investors were also handled on an ongoing basis.

During 2003 several information events were organized for institutional investors, which served the objective of allowing this important group of shareholders to further deepen their knowledge of and understanding for our company.

The general shareholders' meeting 2003 approved a non-targeted share buyback program for a maximum term of 18 months. As a result, the Management Board is authorized to buy own shares, with the approval of the Supervisory Board, up to a volume of 10% of the nominal capital. The first period of the share buyback program began on 6 June 2003 and ended on 31 December 2003. In December the program was extended up to and including 22 November 2004. The bandwidth of the buyback price for the second period, which began on 1 January 2004, was established to range from EUR 60 (minimum) to EUR 110 (maximum). During the year under review, no own shares were bought.

PUBLIC RELATIONS

The subject of sustainability was at the center of activities in 2003. The objective was to make the principles of sustainable management that have been practised by the Lenzing Group for a long time, accessible to a broader general public. To this end, the publication "Sustainability in the Lenzing Group" was prepared.

In 2003 Lenzing received an impressive acknowledgement for the path it has chosen. Lenzing AG was given the "Panda Award" of the World Wide Fund for Nature (WWF). Claude Martin, Director General of WWF International, and Helmut Pechlaner, President of WWF Austria, presented the award. It was given in recognition of Lenzing's support for the goals of the WWF. This referred, in particular, to the WWF water program, as well as to specific activities and concerns regarding nature conservation.

Another priority in the field of public relations in 2003 was the celebration of the production record of 5 mill. tons of fibers, set by the Lenzing site. This event was linked to the subject of sustainability and to the 65th anniversary of Lenzing AG as a company. A specialized seminar for about 300 international customers of the Lenzing Group was organized before the celebrations. It dealt with the subject of sustainability in the textile industry – a topic that is gaining in importance.

In the course of the celebrations, the world's longest Lyocell quilt was presented in the attempt to set a world record. The quilt was about 760 m long and weighed 505 kg, for a surface of 3,520 m². It was then handed over to charity purposes, inter alia to the surgeon, Prof. Poigenfürst, to support his accident hospital in Timisoara, Romania.

THERE IS ONLY ONE THING THAT IS MORE EMBARRASSING THAN BEING TALKED ABOUT: NOT TO BE TALKED ABOUT.

(Oscar Wilde)



03 THE ENVIRONMENT AND SUSTAINABILITY

MAN IS PART OF
NATURE AND NOT
SOMETHING IN CONFLICT
WITH NATURE

SUSTAINABILITY

Sustainable development seeks to meet the needs and aspirations of the present without compromising the ability of future generations to meet their own needs and to choose their lifestyle. The demand, namely to make this development "sustainable", applies to all countries and to all people.

(Gro Harlem Brundtland – Report of the World Commission on Environment and Development, 1987).

For the Lenzing Group the principle of sustainability means to secure high-quality production in an ecologically sound environment. Only economically successful companies are in a position to make investments and to ensure their performance potential, on a long-term basis, through ongoing economic, social and ecological further development.

Lenzing AG is a worldwide leader in setting high environmental standards for the production of pulp, paper and viscose fibers, and has set the environmental standards for these industries.

At an early point in time, our company took account of the principles of sustainability. We are pre-destined to take an interest in sustainability, since we use wood – a renewable raw material – and manufacture our products with the greatest possible ecological compatibility and economic efficiency and want to create attractive jobs.

With the publication "Sustainability in the Lenzing Group", we present a first documentation of this broad subject. It demonstrates the achievements of the Lenzing Group in three areas of sustainability – economic success, as well as responsibility for the environment and the people – and it focuses on describing the process design and closed-loop cycles for the production of Viscose and Lyocell fibers.

Together with a broad range of measures geared to environmental protection, the ecological and economic advantages of an integrated pulp production are used in an optimum manner at the Lenzing site. Lenzing has thus become the ecological showcase company of the industry. By using wood, a natural raw material, and achieving a CO_2 balance that is 70% neutral, Lenzing has put the principle of sustainability into practice.

The considerate use of resources, the reduction of emissions and a holistic approach in the sense of considering the life-cycle of products, are part of the Lenzing Group's commitment to ecological sustainability.

THE ENVIRONMENT AND SUSTAINABILITY

The positive economic results of the past years also show that we succeeded at the same time in securing the economic sustainability of the Lenzing Group by applying the appropriate strategies. In this connection, growth, innovation and productivity are the three factors that play an important role for the Lenzing Group.

It was only possible to achieve the results of the past years with a motivated staff. Responsibility for our employees, as well as consideration in our dealings with all relevant groups, ranging from regional interested persons to our customers and owners, has always been and still is an important background for all decisions taken by the company.

ECONOMIC SUCCESS

Securing the sites at Lenzing and Heiligenkreuz with sustainability by investing EUR 126 mill.

Evidence of economic sustainability: a very positive development in spite of a worldwide cyclical slackness

ENVIRONMENTAL RESPONSIBILITY

2002/03: Major investments to increase production, with a focus on recovery plants

2003: Introduction of an environmental management system according to ISO 14001

RESPONSIBILITY FOR THE PEOPLE

Approximately 400 staff members attend health seminars of several days to get more information and to create a comprehensive awareness in the fields of health and nutrition.

Protecting non-smokers: Various organizational changes were made and facilities re-designed, staff members were given the opportunity to attend stop-smoking seminars

THE ENVIRONMENT

CERTIFICATION OF THE ENVIRONMENTAL MANAGEMENT SYSTEM ACCORDING TO THE STANDARD ON-EN ISO 14001

Between early 2002 and summer 2003 the environmental management system was built up, including the presentation and evaluation of the processes for the different environmental aspects, ranging from "waste water" to "input of chemicals". The certification audit, conducted by "ÖQS-Zertifizierungs- und Begutachtungs Gmbh", confirmed the very high level of our environmental management system. On 24 July 2003 the certificate was awarded.

In addition to the public significance of this certification and the advantages it brings to our communication with customers, deploying an environmental management system also results in improving the in-house environmental management routines.

Introducing the environmental management system at the Lenzing site takes into account the above-average ecological performance also with regard to organizational concerns, and the company will be able to meet with even greater effectiveness the future, more complex tasks of controlling environmental processes.

RESPONSIBLE CARE

Since 1996, Lenzing AG has been a participant in "Responsible Care", the voluntary environmental program of the European Chemical Association, as well as of the Austrian Association of the Chemical Industry. Our commitment to "acting with responsibility" includes all our activities in the fields of environmental protection, safety at work and health of staff members.

After successfully completing the second renewal audit, conducted by independent experts, the Austrian Association of the Chemical Industry authorized Lenzing AG to carry the international award "Responsible Care" for a further period of three years, when it conferred the certificate on 19 November 2003.

THE ENVIRONMENT AND SUSTAINABILITY



TESTING STATION FOR ECOLOGICAL ANALYSIS

The Testing Station for Ecological Analysis (UAL) complies with the new standard EN ISO 17025 and offers third parties its environmental analysis services in the fields of water, waste water and waste materials. The testing station was able to continue to maintain its good position on the market and to further strengthen its competence.

RESTSTOFFVERWERTUNG LENZING (RVL)

This joint venture between Lenzing AG and AVE GmbH, a subsidiary of Energie AG Oberösterreich, makes it possible to put sorted and processed residual materials to thermal use, while observing top environmental standards.

The RVL plant at Lenzing is a milestone in the history of modern and sustainable waste management in Austria. Especially by accepting on a growing scale the fractions, rich in caloric value, from the mechanical and biological processing of the household waste and sludge, the RVL plant also contributes essentially to municipal waste management.

The energy released by thermal processing is used – with a high level of effectiveness – all year long as electricity and heat for production purposes at Lenzing AG. As a result, RVL also contributes substantially towards protecting the climate.

Lenzing with Sustainability. Naturally.

FUEL MIX AT LENZING AG (INCL. RVL)
TOTAL ANNUAL FUEL QUANTITY (2003): 10,986,000 GJ



BIOGENIC FUELS AND RESIDUAL SUBSTANCES 76.2% CO_2 NEUTRAL
BARK/SAWDUST 12.1%
RESIDUAL SUBSTANCES AND SEDIMENTATION SLUDGE 26.1%
NATURAL GAS 10.8%
LIQUORS 38.0%
OIL 2.8%
COAL 10.2%
FOSSIL FUELS 23.8%

A NEUTRAL CO_2 BALANCE MEANS THAT PLANTS BOND CARBON DIOXIDE (CO_2) FROM THE AIR IN THE COURSE OF PHOTOSYNTHESIS AND RELEASE THE SAME AMOUNT OF CO_2 AS THEY HAVE ABSORBED, BUT ONLY DURING COMBUSTION OR WHILE ROTTING.

HUMAN RESOURCES


LENZING

As a company with international activities that is close to its markets and customers, the Lenzing Group lays great store on the qualifications of its staff members and on a productive and motivating atmosphere at work. This comprises a firm commitment to ongoing basic and further staff training.

On account of the final consolidation of LFC as at 31 December 2003, the staff level of the Lenzing Group went down to 3,058* employees (2002: 3,365**). A new corporate organization came into effect at the beginning of 2004. The decision-making and reporting structure was reorganized throughout the Group, as a result of business units which were set up to operate close to the market. This new organization, which covers all sites, will lead to more internationalization among our staff members and offer new opportunities and challenges to managers.

At Lenzing, the biggest site of the Group, Lenzing AG and its subsidiaries, i.e. Lenzing Technik and Lenzing Plastics, had a staff of 2,861 at the end of 2003 (after 2,781). On average, staff members

*) excl. SPV **) incl. LUSAC

work at the Lenzing site for about 17 years. This long attachment to the company is proof of the good working climate and the attractiveness of Lenzing as an employer. To receive a performance-oriented remuneration, to share in the result of the company, as well as to have some leeway in designing one's work (part-time work, tele-working, pre-retirement part-time work, different options of shift work or flexible working hours) – these are well-rooted work components at the Lenzing site.

In the year 2003, 36 apprentices were recruited for the Lenzing site; they train for occupations in the following fields: chemical process technology, plastics processing, mechanical engineering, paper technology, process control and electrical operations, chemical laboratory technology and administrative work, or textile mechanics and administrative work. By 31 December 2003, the total number of apprentices went up to 142 (after 125). This policy helps Lenzing strengthen its position for the future – as an attractive employer in the region.

In addition, in 2003 some 300 summer jobbers and summer trainees worked at the Lenzing site in business and technical departments, as well as in research and production. Numerous doctoral theses and diploma papers on technical-chemical and marketing-related subjects were commissioned.

TRAINING AND FURTHER TRAINING

The training center at the Lenzing site is at the heart of all training activities. Here, Lenzing staff members, but also the staff members of other companies, are offered a wide spectrum of basic and further training courses. In fiscal 2003 courses to obtain the skilled-worker qualification for plastics processing or chemical process technology, as well as IT courses once again attracted a major enrolment. In-house management and leadership seminars, conducted by external coaches, are another focus of activities, so that the company's managers are able to meet the changing market conditions in an optimum fashion.

GETTING TOGETHER
IS A START,
STAYING TOGETHER
MEANS PROGRESS,
WORKING TOGETHER
STANDS FOR SUCCESS.

(Henry Ford)

HUMAN RESOURCES

SAFETY AND HEALTH

On account of the comprehensive construction work at the Lenzing site in the course of expanding its fiber capacity, specific instructions were given to contractors and regular audits of the building sites were made. As a result, a high level of safety was achieved, complementing the statutory requirements for building-site coordination.

In spite of the difficult working conditions during the expansion investment project, it was possible to further decrease the number of accidents in the fiber business.

The tried and tested measures to promote awareness for health issues were continued. The "Health-Days", including routine medical check-ups met with great interest. The training campaign "Safe, Accident-Free and Sober" was continued for all managers of the company. A number of organizational changes were introduced and work-places re-arranged in order to ensure the protection of non-smokers. Seminars were held for staff members to give up smoking.

As in the past, a campaign covered the safe conduct of staff members during leisure-time activities. The goal is to make safety and health part of the life style of every Lenzing employee.


IN DIE ZUKUNFT
AKTIV GESUND
Lenzing Gruppe Gesundheitsmanagement
Eine Initiative von
LENZING

OUTLOOK

During the first weeks of fiscal 2004, the market environment for the fiber business has taken a positive development. The vigorous textile activities in Asia and the high cotton prices support the demand so that the production lines of the Lenzing Group have worked to full capacity during the first weeks of 2004.

On account of the bigger production volumes and the positive market environment we expect a satisfactory result for the Lenzing Group. For Lenzing Plastics and Lenzing Technik, too, 2004 has been off to a good start, while Lenzing Paper has been exposed to persistently dull prices.

Uncertainties for the course of business in 2004 are the volatile dollar/euro exchange rate, the fact that the world's political situation continues to be instable, and that economic activities in Europe are regaining momentum only with some hesitation. On account of our market position and the ongoing efforts to strengthen our business activities in Asia we expect an altogether satisfactory result for our group of companies for fiscal 2004.

SUCCESS IS A

THREE-LETTER WORD:

ACT

(Johann Wolfgang von Goethe)

03 FINANCIAL STATEMENT

NUMBERS ARE

THE ESSENCE

OF ALL THINGS.

(Pythagoras)



TABLE OF CONTENTS

BALANCE SHEET

ASSETS	Note	31/12/2003	31/12/2002
		EUR	EUR '000
Current Assets			
Cash		112,783,641	74,318.6
Investments	3	649,735	10,511.6
Accounts receivable			
Trade	4	81,071,924	79,545.8
Other		44,556,296	26,825.7
Deferred taxation	18	0	21.4
Inventory	5		
Raw materials and consumables		24,021,652	22,044.3
Work in progress and finished goods		35,690,173	37,081.7
Total Current Assets		298,773,421	250,349.1
Investments and Loans			
Investments in unconsolidated subsidiaries		1,150,246	1,150.2
Investments in associates	6	7,938,319	1,734.5
Loans	7	16,259,833	25,155.9
Available-for-sale securities	8	13,180,084	15,635.1
Total Investments and Loans		38,528,482	43,675.7
Property, Plant and Equipment	9		
Land		3,804,533	2,785.7
Buildings		72,626,380	71,000.1
Plant and machinery		317,341,505	288,336.3
Fixtures, fittings and other assets		11,463,953	10,699.9
Prepayments and work under construction		51,369,020	8,259.4
Total Property, Plant and Equipment		456,605,391	381,081.4
Other Non-Current Assets	10		
Intangible fixed assets		4,474,110	3,747.7
Other non-current assets		10,446,856	9,850.6
Total Other Non-Current Assets		14,920,966	13,598.3
TOTAL ASSETS		808,828,260	688,704.5

LIABILITIES AND EQUITY

	Note	31/12/2003	31/12/2002
		EUR	EUR '000
Current Liabilities			
Current portion of long-term debt	12	26,243,455	14,420.9
Accounts payable			
Trade	11	53,297,515	34,537.3
Taxation		649,677	18,250.9
Other		61,036,791	51,841.8
Deferred taxation	18	1,672,837	643.2
Net liabilities of discontinued operations	19	0	5,253.1
Total Current Liabilities		142,900,275	124,947.2
Non-Current Liabilities			
Long-term debt			
Banks	12	108,307,776	40,922.9
Other	12	49,581,968	53,905.0
Contribution by dormant partner		9,345,068	8,861.8
Accrued pension and other post-retirement benefits	14,15	60,300,030	59,967.9
Other long-term liabilities	13	19,731,564	29,301.3
Deferred taxation	18	17,290,349	18,762.8
Total Non-Current Liabilities		264,556,755	211,721.7
Minority Interest		164,206	72.6
Stockholders' Equity	20		
Common stock		26,717,250	26,717.2
Additional paid-in capital		63,599,592	63,599.6
Retained earnings		308,465,177	263,717.6
Accumulated other comprehensive income		2,425,005	-2,071.4
Total accumulated comprehensive income		**310,890,182**	**261,646.2**
Total Stockholders' Equity		401,207,024	351,963.0
TOTAL LIABILITIES AND EQUITY		**808,828,260**	**688,704.5**

INCOME STATEMENT

	Note	2003	2002
		EUR	EUR '000
SALES		621,936,938	625,551.2
Cost of goods sold		-442,903,816	-449,004.2
Gross Profit		179,033,122	176,547.0
Operating Expenses			
Freight		-22,491,826	-22,570.2
Commission		-8,071,852	-7,616.6
Other selling expenses		-31,742,478	-32,425.1
Research and development expenses		-15,263,161	-13,492.7
General and administrative expenses		-25,251,733	-22,983.9
Other expenses		-6,397,185	-3,280.4
Total Operating Expenses		**-109,218,235**	**-102,368.9**
Other income		5,253,613	4,636.8
Losses on the sale of property, plant and equipment		-1,086,377	-448.0
INCOME FROM OPERATIONS		73,982,123	78,366.9
Financial Result			
Income from investments in associates		6,387,027	873.3
Gain on the sale of investments		3,206,860	0.0
Interest expense		-3,795,518	-5,170.3
Interest income		1,629,676	6,203.6
Other financial income and expense		-3,882,307	-8,127.7
Total Financial Result		**3,545,738**	**-6,221.1**
NET INCOME BEFORE TAXES AND MINORITY INTEREST		*77,527,861*	*72,145.8*
Income taxes	17,18	-16,978,094	-22,979.4
NET INCOME FROM CONTINUING OPERATIONS		60,549,767	49,166.4
Discontinued Operations			
Loss from operations of discontinued divisions (including income taxes of EUR 0.00, 2002: EUR 0.00)		-1,047,961	-1,301.1
Net Loss from Discontinued Operations	19	**-1,047,961**	**-1,301.1**
Net Income before Minority Interest		**59,501,806**	**47,865.3**
Minority interest		-54,237	162.5
NET INCOME		59,447,569	48,027.8
Other Comprehensive Income/Loss			
Foreign currency translation adjustments		-3,987,845	259.0
Minimum pension liability adjustment		6,342,926	-4,551.2
Unrealized losses on available-for-sale securities		-261,766	-20.0
Changes in fair value of derivative hedging instruments		2,403,066	927.4
Total Other Comprehensive Income/Loss	25	4,496,381	-3,384.8
COMPREHENSIVE INCOME		63,943,950	44,643.0
		EUR	EUR
Earnings per share from continuing operations	21	16.46	13.37
Earnings per share total	21	16.18	13.07

CASH-FLOW STATEMENT

	2003	2002
	EUR '000	EUR '000
NET INCOME	59,447.6	48,027.8
Adjustments to reconcile net income to net cash provided by operating activities		
+ Net income / loss from discontinued operations	-2,158.9	1,095.1
+ Amounts written off investments and loans	4,720.5	5,832.7
+ Depreciation and amortization of intangible assets and property, plant and equipment	41,790.9	42,928.7
- Write-up of investments and loans	-0.6	-164.2
+ Allocation to long-term provisions	1,240.1	1,455.1
Gains on (-) / losses from (+) the sale of		
current investments	-170.9	-64.4
non-current investments and loans	-638.4	343.9
intangible fixed assets and property, plant and equipment	1,087.0	448.0
Changes in deferred taxation	4,926.3	1,224.8
Other non-cash items	-6,010.8	750.7
GROSS CASH FLOW	104,232.6	101,878.2
Changes in accounts receivable	-5,723.5	31,365.5
Changes in inventory	-585.9	2,667.1
Changes in accounts payable	10,955.5	-8,527.8
NET CASH PROVIDED BY OPERATING ACTIVITIES	108,878.7	127,383.0
- Expenditure on the acquisition of		
current investments	-405.3	-3,792.5
non-current investments and loans	-11,562.8	-4,030.4
acquisitions	-1,583.7	0.0
intangible fixed assets and property, plant and equipment	-131,273.4	-42,434.9
+ Proceeds from the sale of		
current investments	10,291.5	6,269.1
non-current investments and loans	9,055.5	1,401.5
intangible fixed assets and property, plant and equipment	243.1	399.5
NET CASH USED IN INVESTING ACTIVITIES	-125,235.1	-42,187.7
+ Contributions by minority stockholders	74.9	0.0
- Dividends paid	-14,737.5	-5,409.2
+ Proceeds from the issuance of long-term debt	76,805.6	16,582.8
- Repayment of long-term debt	-12,095.4	-51,361.6
+ Investment grants received	4,784.1	638.1
+ Increase in short-term financing	0.1	0.0
NET CASH PROVIDED BY (+) / USED IN (-) FINANCING ACTIVITIES	54,831.8	-39,549.9
INCREASE (+) / DECREASE (-) IN CASH	38,475.4	45,645.4
Cash at beginning of the year	74,318.6	28,673.2
Currency translation differences	-10.4	0.0
CASH AT END OF THE YEAR	112,783.6	74,318.6
Supplemental disclosures:		
Interest paid	2,974.7	6,878.2
Income taxes paid	29,653.1	13,598.3

STATEMENT OF CHANGES IN EQUITY

EUR '000	Common stock	Additional paid-in capital	Accumulated other comprehensive income 01/01	Accumulated other comprehensive income 31/12	Comprehensive income	Retained earnings	Total equity
Balance as at 1 January 2002	26,717.2	63,599.6	1,313.4			221,055.3	312,685.5
Comprehensive income							
Net income					48,027.8	48,027.8	
Other comprehensive income							
Consolidation adjustments			-45.2	-45.2	0.0		
Foreign currency translation adjustments			2,997.9	3,256.9	259.0		
Minimum pension liability adjustment			-1,791.7	-6,342.9	-4,551.2		
Unrealized gains/losses on available-for-sale securities			517.4	497.4	-20.0		
Changes in fair value of derivative hedging instruments			-365.0	562.4	927.4		
Other comprehensive income					**-3,384.8**		
Total comprehensive income					44,643.0		44,643.0
Dividends paid						-5,365.5	-5,365.5
Balance as at 31 December 2002	26,717.2	63,599.6		-2,071.4		263,717.6	351,963.0
Comprehensive income							
Net income					59,447.6	59,447.6	
Other comprehensive income							
Consolidation adjustments			-45.2	-45.2	0.0		
Foreign currency translation adjustments			3,256.9	-731.0	-3,987.9		
Minimum pension liability adjustment			-6,342.9	0.0	6,342.9		
Unrealized gains/losses on available-for-sale securities			497.4	235.7	-261.7		
Changes in fair value of derivative hedging instruments			562.4	2,965.5	2,403.1		
Other comprehensive income					**4,496.4**		
Total comprehensive income					63,944.0		63,944.0
Dividends paid						-14,700.0	-14,700.0
Balance as at 31 December 2003	26,717.2	63,599.6		2,425.0		308,465.2	401,207.0

The following Notes form an integral part of the consolidated financial statements

NOTE 1
THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Lenzing group of companies (the "Group"), comprising Lenzing Aktiengesellschaft (Lenzing AG) and its subsidiaries, is a group organized under Austrian law. The Group presently operates mainly in the fibers and pulp sector, but also in the engineering and systems construction sector, as well as in the plastics and paper industries. The Group has a global distribution network. Marketing companies can be found in Germany, France and China. There is also a distribution office in Hong Kong. Furthermore, the Group operates an associated company in Indonesia (Asia).

PRESENTATION OF THE GROUP'S FINANCIAL STATEMENTS

The Group's financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Accounting is based on euros. The amounts given in the Notes are also stated in euros and have been rounded to the nearest thousand, except as otherwise stated.

BASIS AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Group are based on the audited financial statements of both, Lenzing AG and its subsidiaries, all of which were prepared for the years ended 31 December 2003 and 2002. Please refer to Note 30 for a list of the fully consolidated companies.

The following changes occurred at the Group's companies during the year under review:

27 January 2003: Energie- und Medienzentrale GmbH was bought. On 11 September 2003 the company was converted into Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG.

27 April 2003: Teifi Limited and Tabuk Unlimited were liquidated.

18 July 2003: Lenzing (Changzhou) Instruments Co., Ltd, was founded. Lenzing Technik GmbH & Co KG holds a share of 67% in this company.

21 November 2003: The remaining 39% of Lenzing USA Corporation was sold to the majority shareholders of the company, a private equity group. According to SFAS 144, the company was consolidated as a "discontinued operation" until 30 June 2003; then the holding was valued pursuant to the equity method. Please refer to Note 19 for further details.

28 November 2003: Lenzing Fiber (Shanghai) Co., Ltd. was founded as a 100% subsidiary of Lenzing AG.

3 December 2003: The name of Lenzing Industrie Service GmbH was changed to LENO Electronics GmbH, and LENO Electronics GmbH & Co KG was founded. Lenzing Technik GmbH & Co KG holds a 55% share in both companies. The remaining 45% were transferred to Novotech Elektronik GmbH.

Lenzing France S.a.r.l. is being wound up as at 31 December 2003.

Significant inter-company balances, both in the balance sheet and in the income statement, which result from transactions between the consolidated companies, are eliminated upon consolidation.

Differences in offsetting receivables and payables in the consolidated financial statements, resulting from the application of different foreign exchange rates by the companies involved, are corrected as other operating income or other operating expenses.

FOREIGN CURRENCY TRANSLATION

The functional currency of the subsidiaries is the local currency of the country in which they are located. Assets and liabilities of foreign subsidiaries are translated from the functional currency to the reporting currency at year-end exchange rates. Sales and other revenues and expenses are translated applying the exchange rates prevailing at the end of the month in which the underlying transactions were effected. These exchange rates correspond roughly to the rates applicable at the time of the respective transaction. The resulting translation differences are reported as a separate component of stockholders' equity or in other comprehensive income.
Gains or losses resulting from transactions of subsidiaries in a currency other than the respective functional currency were charged/credited to the income statement. The mean exchange rate as at 31 December 2003 and 2002, respectively, published by Oberbank AG, Linz, on the basis of the buying and selling rates, was used to translate all monetary balance sheet items not denominated in the functional currency.

Unit	Currency	Mean exchange rates	
1	EUR/USD US dollar	31/12/2002	1.0430
1	EUR/USD US dollar	31/12/2003	1.2605
1	EUR/CNY Renminby Yuan	31/12/2003	10.4353

CURRENT INVESTMENTS

Available-for-sale securities are stated at their market value. The difference between fair value and initial cost are shown under other comprehensive income, taking account of deferred taxes.

ACCOUNTS RECEIVABLE

Specific provisions have been made for amounts regarded uncollectible or only partly collectible.

INVENTORIES

Raw materials and consumables are stated at the lower of cost or market taking into account the net realizable value. Costs are determined by applying the weighted average method.
Work in progress and finished goods are also stated at the lower of cost or market. Cost of production includes direct costs and fixed and variable overhead expenses. The transfer prices between segments are as applied to third parties.

NON-CURRENT INVESTMENTS AND LOANS

Investments in unconsolidated subsidiaries represent the shares in a non-profit company. Due to the non-profit nature of the subsidiary and the fact that this investment is not material to the Group, the subsidiary was not consolidated.

For the years ended 31 December 2003 and 2002, the Group applied the equity method of accounting for three companies, on account of the voting-rights criteria of APB 18. The three companies accounted for under the equity method are P.T. South Pacific Viscose (share: 41.98%), WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H. (share: 25%) and RVL Reststoffverwertung Lenzing GmbH (share: 50%). Under the equity method of accounting, the Group recognizes earnings or losses on the investments attributable to its share, whereby the recognition of losses is limited to the cost of the investment.

Loans are stated at the lower of cost or – in case of an impairment – the present value or the amount considered recoverable.

Securities are held as partial funding of the severance and pension liabilities, as required by § 14 of the 1988 Austrian Income Tax Act.

A significant portion of these securities relate to the large-scale investor fund GF 82. This fund is split into two sub-funds, consisting of EUR 12.4 mill. and EUR 5.8 mill., and invests pursuant to the regulations stipulated in the Austrian Pension Funds Act. One of the sub-funds invests exclusively in debt securities denominated in euros, whilst a maximum of 30% of the second fund can be invested in equity securities issued by European companies. However, since 1 September 2003 it has only invested in short-term money market instruments. The securities are available for sale; however, the Group does not intend to sell the securities in the short term. The fund is therefore valued at market. Unrealized gains and losses are reported under other comprehensive income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recognized at cost, minus accumulated depreciation and impairment losses entered before the balance-sheet date. Depreciation is based on the estimated useful lives of the assets and computed using the straight-line method. The estimated useful lives of the assets are as follows:

	years
Residential buildings	25 to 50
Office and factory buildings	33.3 to 50
Other buildings	20
Plant and machinery	7 to 15
Boilers, transformer stations, turbines	25
Vehicles	4 to 8
Furniture and fixtures	4 to 10
Computer hardware	4

Whenever an impairment was established, the respective items were written down to their current value. Major rebuildings are capitalized. Maintenance, repairs and minor rebuildings are recorded as incurred.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are initially recorded at cost, minus accumulated amortization and impairment losses entered until the balance-sheet date. Amortization is based on the estimated useful lives of the assets and is computed using the straight-line method. The estimated useful lives of the intangible fixed assets are as follows:

	years
License fees, trade marks and similar rights	12 to 20
Software	4

There are no intangible fixed assets with an unlimited useful life. Whenever an impairment was established, the intangible fixed assets concerned were written down to their current value.

DEFERRED TAXATION

Deferred tax assets and liabilities are determined based on the differences between the carrying amounts of assets and liabilities reported in the consolidated financial statements and their tax bases, using the tax rates enacted as at the balance sheet dates and applicable in the years in which the differences are expected to reverse.

CONTRIBUTION BY DORMANT PARTNER

The contribution received from the dormant partner represents a debt instrument as it bears interest and has to be repaid by Lenzing Lyocell GmbH upon termination.

PENSION PLANS

Defined-benefit or defined-contribution pension plans cover nearly all Group employees. The pension benefits of employees under defined-benefit plans are based upon final pay and length of service.

Assets have not been segregated, nor have contributions been made to a pension fund to fund the defined-benefit pension plan of Lenzing AG. Lenzing AG pays into a pension fund for the defined-contribution pension plans.

Please refer to Note 14 regarding recognition and measurement of these obligations.

OTHER LONG-TERM EMPLOYEE BENEFITS

A) ANNIVERSARY BONUSES

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have worked for the company for a specified number of years. Such payments are based on the salary at the date of the respective anniversary. Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.

Please refer to Note 13 regarding recognition and measurement of these obligations.

B) SEVERANCE PAYMENTS

Employees, whose contracts of employment are subject to Austrian law, are also entitled to termination benefits after three years of uninterrupted service if the respective contract of employment was begun prior to 1 January 2003 and if the employer terminates the employment, or if the employee resigns prematurely for justified reasons. After a minimum of ten years of service, employees are entitled to severance payments when they have reached the statutory retirement age, irrespective of the reasons for which the contract of employment is dissolved. The amount of the benefit is a function of the length of service and final salary.

Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.

Please refer to Note 15 regarding recognition and measurement of these obligations.

For employees, whose contracts of employment are subject to Austrian law and were begun after 31 December 2002, a defined-contribution system applies, under which the employer pays 0.53% of the salary of the entitled employee into a employees' pension fund.

REVENUE RECOGNITION

Revenue from product sales is recognized at the time when risks and rewards of ownership of the product pass to the customer, taking into account the terms of delivery agreed upon.

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires that the Board of Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the assessment of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenues and expenses reported in the period then ended. Actual results could differ from those estimates.

EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share", earnings per share are presented. Earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding in the period. The effect of the result of discontinued operations on the earnings per share for the years 2003 and 2002 is shown separately. There are no diluting effects. Please refer to Note 21 concerning this matter.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses various derivative financial instruments to minimize risk, but not for speculative purposes. The hedging transactions serve to balance the variability of cash flows from future transactions in foreign currencies, in particular sales in USD. The hedging transactions are laid down every year in advance, on the basis of the anticipated sales in the respective foreign currency. As at 31 December 2003, the hedging transactions mature within up to 14 months.

Whenever possible, the Lenzing Group uses the hedge accounting according to the rules of SFAS No. 133. When the requirements for application are met, the changes in fair value of the derivative financial instruments are shown either in the net income for the year or under other comprehensive income, depending on whether the hedging transaction concerned is a "fair value hedge" or a "cash flow hedge" in relation to planned future transactions. In case of a "fair value hedge", the results of the market evaluation of derivative financial instruments and the corresponding underlying transaction are entered into income from operations. In case of changes in market value of "cash flow hedges", which serve to hedge the risk concerning the variability of the cash flows in euros from planned transactions in a foreign currency, the unrealized gains and losses are first shown under other comprehensive income, having an impact on the net income for the year only when the hedged transactions become effective. That part of the change in fair value that is not covered by the underlying transaction (hedge ineffective part) is taken into account in the financial result. When the requirements for applying the rules of hedge accounting are not met, the change in fair value of derivative financial instruments is shown under financial result. The changes in fair value of a forward foreign exchange contract is not defined as part of the hedging operation and therefore shown under financial result, to the extent that these changes are due to changes in the difference of interest.

The accumulated proceeds from the valuation of derivative hedging instruments, shown under other comprehensive income and amounting to EUR 2,965.5 thousand after taxes as at 31 December 2003 (EUR 562.4 thousand as at 31 December 2002), will probably have an effect on the result for the year 2004, when the hedged sales are realized.

EMPLOYEE COLLECTIVE BARGAINING AGREEMENTS

The majority of the Group's employees are represented by the works' councils.

NOTE 2
NEW ACCOUNTING PRONOUNCEMENTS

Statement No. 143 "Accounting for Asset Retirement Obligations", published in August 2001, must be applied to business years beginning after 15 June 2002. This statement had no effect on the present financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" replaces Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", as well as the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" which relate to the sale of a business segment. The provisions of that statement apply to financial statements that are prepared for business years commencing after 15 December 2001. In this connection, reference is made to the explanations in Note 1 under "Basis and Principles of Consolidation", relating to Lenzing USA Corporation.

SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" must be applied to business years commencing after 15 May 2002. SFAS No. 145 has no impact on the financial statements.

With SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" the US-American standard setter has laid down new rules for accounting and reporting in connection with restructuring measures. The statement applies to all restructuring measures that are not covered by EITF 95-3 (Recognition of Liabilities in Connection with a Purchase Business Combination) or SFAS No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets). SFAS No. 146 must be applied to transactions that are initiated after 31 December 2002. SFAS 146 had no effect on the financial statements for 2003.

SFAS No. 147 "Acquisitions of Certain Financial Institutions", published in October 2002, and SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123", published in December 2002, are of no relevance to the Lenzing Group.

SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was published in April 2003. This statement changes the accounting and reporting regarding derivative instruments, including derivative instruments and hedging transactions included in other contracts, as provided in SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 must be applied to contracts entered into or modified after 30 June 2003. It had no effect on the financial statements for 2003 and will only be of minor significance in connection with future contracts.

SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was published in May 2003. In accordance with this statement, certain types of financial instruments, which have been shown under equity to date, must now be classified as liabilities. The majority of the provisions must be applied to financial instruments issued or modified after 31 May 2003. At present, SFAS 150 is not of relevance to the Lenzing Group.

FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was published in November 2002 and applies to the assumption of guarantees in favor of commitments entered by third parties. FIN 45 must be applied to guarantees entered into or modified after 31 December 2002 and had no effect on the financial statements of the Lenzing Group as at 31 December 2003.

FIN 46 "Consolidation of Variable Interest Entities" was published in the revised version in December 2003 and applies to the consolidation of so-called "variable interest entities". FIN 46 must be applied for the first time to reporting periods ending after 15 March 2004. In accordance with FIN 46, "Wasserreinhaltungsverband Lenzing – Lenzing AG" will have to be included in the Group's financial statements in 2004. The object of this association, i.e. the "Wasserreinhaltungsverband" is to purify and remove waste-waters from the operation of Lenzing AG, as well as of the household waste-waters in the surrounding residential areas. To this end, the association operates a purification plant, which it has built. Lenzing AG had to raise the investment costs and bears the operating costs of the purification plant. Including the "Wasserreinhaltungsverband Lenzing – Lenzing AG" in the financial statements as at 31 December 2003 would have the following effect on the Group's accounts:

	EUR '000
Current assets	458
Property, plant and equipment and other non-current assets	15,200
Assets	15,658
Current liabilities	-2,719
Non-current liabilities	13,248
Deferred tax liabilities	1.744
Liabilities	12,273
Equity	3,385

The effect on the result is immaterial.

NOTE 3
CURRENT INVESTMENTS

Available-for-sale securities are stated at the market price on 31 December and comprise:

31 December 2003	Market value	Average effective
	EUR '000	interest rate
Debt securities	649.7	2.3%

31 December 2002	Market value	Average effective
	EUR '000	interest rate
Shares	0.6	
Debt securities	10,511.0	
	10,511.6	5.7%

Proceeds from the sale of securities held as current investments amounted to EUR 10,291.5 thousand (2002: EUR 6,269.1 thousand). The resulting realized gains were EUR 170.9 thousand in 2003 (2002: EUR 64.4 thousand).

The specific identification method was used in computing realized gains and losses.

The contractual maturity terms are as follows:

	Debt securities
	EUR '000
2004	109.0
2005	120.0
2006	-
2007	-
2008	-
Thereafter	420.7
Total	649.7

NOTES

NOTE 4
ACCOUNTS RECEIVABLE – TRADE

As at 31 December, the Group's net accounts receivable – trade consist of the following:

	2003	2002
	EUR '000	EUR '000
Accounts receivable from unrelated parties	74,172.7	69,929.5
Accounts receivable from unconsolidated subsidiaries	13.1	1,826.1
Accounts receivable from associated companies	6,886.1	7,790.2
	81,071.9	79,545.8

The allowance for bad debts as at 31 December 2003 amounted to EUR 3,330.7 thousand (31 December 2002: EUR 2,948.2 thousand). Also included in the above list were receivables amounting to EUR 54,794.4 thousand (31 December 2002: EUR 14,044.7 thousand), assigned and pledged to creditors as collateral.

NOTE 5
INVENTORY

Raw materials and consumables consist essentially of the beech wood supplies for pulp production, as well as pulp, chemicals and sundry supplies, and spare parts.

Work in progress and finished goods include Viscose and Lyocell fibers, paper and plastics products, as well as the goods of Lenzing Technik.

NOTE 6

INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

The investments in the following companies are accounted for under the equity method in the Group accounts:

P.T. South Pacific Viscose, Indonesia (SPV)

WWE – Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., Austria (WWE)

RVL – Reststoffverwertung Lenzing GmbH, Austria (RVL)

The Group's share of the net income or loss of these companies is shown as additions/disposals in the attached table on the "Development of Fixed Assets" (Appendix 1)

Summarized financial information 2003

	SPV	WWE preliminary	RVL
	EUR '000	EUR '000	EUR '000
Current assets	59,276.5	3,055.8	74.3
Property, plant and equipment and other non-current assets	35,285.1	-	-
Liabilities	86,756.3	24.5	17.3
Net income (+)/loss (-)	12,569.9	-17.9	20.1
Share in %	41.98	25.00	50.00
Carrying amount of the investment	6,476.0	757.8	28.5

Summarized financial information 2002

	SPV	WWE	RVL
	EUR '000	EUR '000	EUR '000
Current assets	68,260.2	3,072.3	461.6
Property, plant and equipment and other non-current assets	43,034.1	-	-
Liabilities	115,592.2	23.1	375.1
Net income (+)/loss (-)	15,805.6	-12.3	20.1
Share in %	41.98	25.00	50.00
Carrying amount of the investment	920.8	762.9	43.3

NOTE 7
TOTAL LOANS

An impairment was established with regard to lendings to associated companies for initial costs of EUR 23,024.1 thousand as at 31 December 2003 (31 December 2002: EUR 22,289.1 thousand). The respective valuation allowance amounted to EUR 3,974.1 thousand as at 31 December 2003 (31 December 2002: EUR 3,890.9 thousand). On average, in 2003 loans in the amount of EUR 22,656.6 thousand at historical costs (2002: EUR 22,057.0 thousand) were outstanding, for which a reduction in value was established. Income from interest on loans, for which a reduction in value was established, was entered in the contractually agreed amount for that period to which they relate. Interest that cannot be expected to be received is capitalized and adjusted in value. In the income statement, interest is carried under "income from interest", whereas changes in the valuation allowance regarding capitalized interest are shown under "other financial income and expense". Income from interest due on lendings for which a reduction in value was established were entered with an amount of EUR 689.0 thousand (2002: EUR 438.5 thousand). An amount of EUR 689.0 thousand (2002: EUR 438.5 thousand) was added to the valuation allowance for capitalized interest.

NOTE 8
NON-CURRENT AVAILABLE-FOR-SALE SECURITIES

Regarding the development of non-current, available-for-sale securities stated at market values, please refer to Appendix 1.

2003	Market value	Average effective interest rate
	EUR '000	in %
Austrian government bonds	10,770.9	
Corporate debt securities	2,409.2	
	13,180.1	2.18%

2002	Market value	Average effective interest rate
	EUR '000	in %
Austrian government bonds	10,726.4	
Corporate debt securities	4,908.7	
	15,635.1	4.26%

The remaining terms are the following for non-current, available-for-sale securities:

	Austrian government bonds	Corporate debt securities
	EUR '000	EUR '000
2004	1,377.9	111.3
2005	265.7	970.0
2006	1,096.5	-
2007	1,240.4	-
2008	396.6	66.8
Thereafter	6,393.8	1,261.1
Total	10,770.9	2,409.2

In 2003 it was possible to increase proceeds from sales of non-current, available-for sale securities to EUR 4,185.6 thousand (2002: EUR 1,401.5 thousand). The gains realized in this connection in 2003 amounted to EUR 638.4 thousand (2002: losses of EUR 343.9 thousand).

The specific identification method was used as the cost basis in computing realized gains and losses.

NOTE 9

PROPERTY, PLANT AND EQUIPMENT

Regarding the development of property, plant and equipment, please refer to Appendix 1.

NOTE 10

OTHER NON-CURRENT ASSETS

Regarding the development of other non-current assets, please also refer to Appendix 1.

Other non-current assets comprise mainly the guaranty fund for the re-insured pension commitments, as well as that share held by Lenzing AG in the assets of the large-scale investor funds that do not consist of securities.

NOTE 11

ACCOUNTS PAYABLE – TRADE

As at 31 December, the Group's accounts payable – trade consist of the following:

	2003	2002
	EUR '000	EUR '000
Accounts payable to unrelated parties	53,120.2	33,727.6
Accounts payable to unconsolidated subsidiaries	170.9	809.7
Accounts payable to associated companies	6.4	-
	53,297.5	34,537.3

The increase in accounts payable to unrelated parties during fiscal 2003 is due to major investment activities.

NOTE 12

LONG-TERM DEBT

Long-term debt with banks and other lenders consists of the following as at 31 December:

	2003	2002
	EUR '000	EUR '000
Revolving credit arrangements	90,057.4	15,185.9
Fixed-term loans	94,075.8	94,062.9
	184,133.2	109,248.8
Less short-term portion	-26,243.5	-14,420.9
	157,889.7	94,827.9
Thereof due to banks	108,307.8	40,922.9
Thereof due to others	49,581.9	53,905.0

REVOLVING CREDIT ARRANGEMENTS

The terms of these loans under revolving lines of credit are fixed for a definite period of time and, as a matter of principle, subject to different interest rates. For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2.

FIXED-TERM LOANS

For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2. Loans due to others comprise principally loans from the Austrian Research Promotion Fund and the ERP Fund.

The long-term debt with banks and other lenders have the following maturities as at 31 December 2003:

	2003
	EUR '000
2004	26,243.5
2005	35,138.5
2006	17,329.5
2007	34,544.2
2008	66,867.6
Thereafter	4,009.9
Total	184,133.2

The following table is a summary of all securities given for bank loans as at 31 December, with the amounts stated representing the lower of the amounts outstanding or the carrying amount of the collateral.

	2003	2002
	EUR '000	EUR '000
Mortgages, pledging instruments and ownership by way of collateral regarding non-real-estate fixed assets	16,539.1	19,049.9
Securities pledged	·	521.7
Accounts receivable assigned and pledged	54,794.4	14,044.7

NOTE 13
OTHER LONG-TERM LIABILITIES

PROVISION FOR ANNIVERSARY BONUSES

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have served for a specified number of years. The provision has been measured and recorded according to SFAS No. 87 "Employers' Accounting for Pensions". The provision is calculated in that the net present value of the payment attributable to the period of service up to the balance sheet date is determined under the assumption that the payment accrues evenly over the estimated total period of service. No assets have been segregated to fund these obligations.

The following table shows the development of the provision:

	2003	2002
	EUR '000	EUR '000
Present value of the obligations as at 01 January	9,807.8	9,371.0
Charges for the period	1,046.0	846.7
Payments made during the period	-446.4	-409.9
Present value of the obligations as at 31 December	**10,407.4**	**9,807.8**

In calculating the provision, the following principal actuarial assumptions were made:

	2003	2002
Discount rate	5.00%	5.00%
Deduction for turnover	6.00%	6.00%
Rate of compensation increase	2.50%	2.50%

SUNDRY LONG-TERM LIABILITIES

These include primarily provisions for restructuring. Other long-term liabilities amounted to EUR 9,324.2 thousand as at 31 December 2003 (31 December 2002: EUR 19,493.5 thousand).

NOTE 14
PENSION PROVISIONS

A defined-contribution pension plan applies to most of the active staff members of Lenzing AG, Lenzing Technik GmbH & Co KG, Lenzing Plastics GmbH & Co KG and Lenzing Lyocell GmbH. There is also a defined-benefit scheme which comprises mainly retired staff members.

The defined-benefit pension plan provides retirement benefits based on length of service and compensation during the last year of employment. The assumed retirement age of eligible employees ranges from 56.5 to 61.5 depending upon gender and position. Mortality probabilities are based on the table "AVÖ – P 99 mixed sample". In order to avoid fiscal disadvantages, marketable debt securities are required to be held. However, the provision is considered as unfunded, as these securities can be readily sold subject to certain tax penalties.

The following table sets forth the development of the pension obligation:

Change in benefit obligations	2003	2002
	EUR '000	EUR '000
Reserved amount as at 01 January	24,036.3	25,038.8
Service costs	19.8	20.2
Interest costs	1,241.6	1,316.8
Benefits paid	-2,281.3	-2,339.5
Reserved amount as at 31 December	**23,016.4**	**24,036.3**
Unrecognized actuarial loss	2,291.4	2,002.9
Unrecognized prior service costs	-	-
Benefit obligation as at 31 December	**25,307.8**	**26,039.2**

Principal actuarial assumptions as at 31 December	2003	2002
Discount rate	5.00%	5.00%
Rate of compensation increases	2.00%	2.00%

Expenses for the period:	2003	2002
	EUR '000	EUR '000
Service costs	19.8	20.2
Interest costs	1,241.6	1,316.8
Total	1,261.4	1,337.0

All staff members who are not covered by the defined-benefit scheme are part of the defined-contribution pension plan. In this connection, employer contributions are paid to a pension fund, for which EUR 1,227.9 thousand (2002: EUR 1,082.1 thousand) were entered as expenses in 2003.

NOTE 15
PROVISION FOR SEVERANCE PAYMENTS

For the employees of Lenzing AG and its Austrian subsidiaries the provision for severance payments was calculated and recorded in line with SFAS No. 87 "Employees' Accounting for Pensions".

The following table shows the development of the provision for severance payments:

Change in benefit obligations	2003	2002
	EUR '000	EUR '000
Reserved amount as at 1 January	35,931.6	33,910.9
Service costs	2,426.5	2,914.8
Interest costs	2,040.1	1,907.4
Amortized actuarial loss	42.2	52.8
Benefits paid	-3,156.8	-2,854.3
Reserved amount as at 31 December	**37,283.6**	**35,931.6**
Unrecognized actuarial loss	5,916.3	4,870.6
Benefit obligation as at 31 December	**43,199.9**	**40,802.2**

Principal actuarial assumptions as at 31 December	2003	2002
Discount rate	5.00%	5.00%
Rate of compensation increases	2.50%	2.50%

Net benefit costs of the period	2003	2002
	EUR '000	EUR '000
Service costs	2,426.5	2,914.8
Interest costs	2,040.1	1,907.4
Amortized actuarial loss	42.2	52.8
	4,508.8	**4,875.0**

No entitlements to severance payments accrue to employees whose employment contracts come under Austrian law and commenced after 31 December 2002. Contributions in the amount of 0.53% of the wages or salaries must be paid for them into an employees' pension fund. In 2003 a total of EUR 38.5 thousand was paid in contributions.

NOTE 16
INTEREST EXPENSE

Of the total amount of interest, paid during the period under review, in the amount of EUR 4,165.5 thousand (2002: EUR 5,170.3 thousand), EUR 370.0 thousand (2002: EUR 0.0 thousand) were capitalized, as part of the cost of production for property, plant and equipment.

NOTE 17
INCOME TAXES

The provisions for income taxes and related balance sheet items are determined in accordance with SFAS No. 109 "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax liabilities and assets are determined based upon differences between the values required for tax reporting purposes and those used in the year-end accounts, with the exception of differences relating to goodwill of no fiscal relevance. In addition, a tax advantage must be taken into account for losses brought forward that were not settled, to the extent that their realization appears probable.

The current tax expense from continuing operations for the year ended 31 December 2003 amounted to EUR 12,051.8 thousand (2002: EUR 21,754.6 thousand). The deferred tax expense from continuing operations for the business year ended 31 December 2003 amounted to EUR 4,926.3 thousand (2002: EUR 1,224.8 thousand).

The reconciliation between the tax charge calculated by applying the statutory tax rate and the effective tax charge is as follows:

	2003	2002
	EUR '000	EUR '000
Income before taxes and minority interest from continuing operations	77,527.9	72,145.8
Expected tax charge arising from the Austrian tax rate (34%)	26,359.5	24,529.6
Adjusted for tax effects relating to		
Investment tax credits	-2,684.8	-
Research allowance	-1,382.9	-1,271.8
Allowable deduction for staff training	-275.8	-
Income from investments in associated companies	-2,171.6	-873.3
Gain from sale of investments	-1,090.3	-
Amounts written off investments and other adjustments	-1,322.6	420.4
Income from taxes of previous periods	-701.4	-
Change in valuation allowance against deferred tax assets	248.0	174.5
Effective tax charge	**16,978.1**	**22,979.4**

As at 31 December 2003, Pulp Trading GmbH has net loss carry-forwards of approximately EUR 7,074.0 thousand, available to offset against future taxable income without any time limit.

NOTE 18
DEFERRED TAXATION

Deferred tax assets and liabilities (of the same tax type, in the same tax jurisdiction, of the same taxable entity, and with the same maturity) are netted out

Deferred tax assets and liabilities are comprised of the following as at 31 December:

Deferred tax assets:	2003	2002
	EUR '000	EUR '000
Provisions for pensions, severance payments, anniversary bonuses, compensated vacations	4,308.5	4,674.9
Property, plant and equipment (tax bases in excess of carrying amounts)	5,789.4	4,044.1
Amounts written off investments in subsidiaries and associates deferred for tax purposes	7,883.0	10,483.5
Net tax loss carry-forwards	2,405.2	5,469.4
Sundry	1,075.5	3,075.8
	21,461.6	27,747.7
Less valuation allowance	-2,405.2	-2,157.2
Total deferred tax assets	**19,056.4**	**25,590.5**
To be offset against deferred tax liabilities		
current	665.0	2,845.5
non-current	18,391.4	22,723.6
	19,056.4	25,569.1
deferred tax assets		
current	-	21.4

Deferred tax liabilities:	2003	2002
	EUR '000	EUR '000
Property, plant and equipment (carrying amounts in excess of tax bases)	31,579.2	36,623.2
Valuation reserve	3,307.8	4,056.3
Sundry	3,132.6	4,295.6
Total deferred tax liabilities	**38,019.6**	**44,975.1**
To be offset against deferred tax assets	19,056.4	25,569.1
Deferred tax liabilities		
current	1,672.8	643.2
non-current	17,290.4	18,762.8

In the opinion of the Board of Management, it is more likely than not that the deferred tax assets of certain subsidiaries will not be realized. The valuation allowance of 100%, which was accumulated in previous years in connection with the deferred tax assets, has therefore been adjusted to the current level.

The draft for a reform of Austria's fiscal legislation, sent out for expert appraisal, envisages a reduction in the corporate income tax rate from 34% to 25% as of the 2005 calendar year. On the basis of existing deferred tax assets and liabilities as at 31 December 2003, this would result in tax income of EUR 5,019.7 thousand for the year 2004.

NOTE 19
DISCONTINUED OPERATIONS

With 21 November 2003 as the effective date, the remaining 39% share in Lenzing USA Corporation was sold to the majority shareholders of the company, a private equity group. Already as at 31 December 2001, 61% of the share had been sold. However, since Lenzing AG continued to be liable on a temporary basis for the commitments of Lenzing USA Corporation and since the business linkage continued to exist, this entity had to be treated as a company controlled by Lenzing AG and included in the Group's accounts by means of full consolidation. As from 1 July 2003, the requirements for full-consolidation no longer applied, so that the share in Lenzing USA Corporation had to be valued according to the equity method as of that date and until it was sold.

The result up to 30 June 2003, taken over by way of full consolidation, is shown separately under the item "discontinued operations – loss from operations of discontinued divisions" in the income statement, in the same way as the result for the previous year. The income from the sale is shown in the financial result as "gain on the sale of investments". Sales up to 30 June 2003 amounted to EUR 35,829.9 thousand (2002: EUR 79,236.1 thousand).

NOTE 20
STOCKHOLDERS' EQUITY

A) COMMON STOCK

The issued common stock of Lenzing AG comprises 3,675,000 non-par value shares, with the shares representing equal rights. By resolution of the 59th shareholders' meeting on 21 May 2003, the Management Board of Lenzing AG was authorized with the approval of the Supervisory Board to acquire own shares pursuant to § 65 (1) item 8 of the Stock Corporations Act in its currently valid version, up to a volume of 10% of the common stock. However, during the year under review, no shares were bought.

The Management Board has been authorized for the period ending 30 April 2004 to issue up to a total of 917,500 new bearer shares. The Management Board is authorized with the approval of the Supervisory Board to admit that a credit institute takes over the new shares, with the obligation to sell the shares to shareholders at original conditions (indirect offer of new shares).

As at 31 December 2003, B & C Holding GmbH, Graben 19, A-1010 Vienna, held directly more than 75% of Lenzing AG's common stock.

B) RETAINED EARNINGS

Under Austrian law, only the distributable earnings of the holding company are available for dividends to stockholders. As at 31 December 2003, these amounted to EUR 22,062.0 thousand. In addition, there are revenue reserves in the amount of EUR 159,178.5 thousand, which can be retransferred at any time.

	EUR '000
After allocation to reserves, the distributable earnings of Lenzing AG for fiscal 2003 amount to	22,056.7
Plus: distributable earnings brought-forward from 2002	5.3
Distributable earnings as at 31 December 2003	**22,062.0**

The Management Board recommends that the distributable earnings be distributed as follows:

	EUR
Distribution of a dividend of EUR 6.00 per share, which – for the 3,675,000 shares – corresponds to a total amount of	22,050,000
To be carried forward	11,965

NOTE 21
EARNINGS PER SHARE

The earnings per share data required under FAS 128 for the year ended 31 December are summarized as follows:

2003	Income	Number of shares	Earnings per share
	EUR		EUR
Continuing operation			
Income available to common stockholders	60,495,530	3,675,000	16.46
Discontinued operation			
Income available to common stockholders	-1,047,961	3,675,000	- 0.28
Total: Basic earnings per share			**16.18**

2002	Income	Number of shares	Earnings per share
	EUR		EUR
Continuing operation			
Income available to common stockholders	49,122,944	3,675,000	13.37
Discontinued operation			
Income available to common stockholders	- 1,095,136	3,675,000	- 0.30
Total: Basic earnings per share			**13.07**

NOTE 22
COMMITMENTS AND CONTINGENT LIABILITIES

The following table shows the contingent liabilities and guarantees of the Group as at 31 December:

	2003	2002
	EUR '000	EUR '000
Guarantees given in favor of Wasserreinhaltungsverband Lenzing-Lenzing AG with regard to the loans granted for the construction of the second and third expansion phase of the water treatment plant	22,766.6	24,402.8
Cumulative assumption of debt in favor of Businesspark Heiligenkreuz GmbH	3,669.3	-
Collateral acceptance of bills of exchange	-	80.0

"Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG", together with "Businesspark Heiligenkreuz GmbH" is liable for the repayment of grants to "Businesspark Heiligenkreuz GmbH" in the event that "Businesspark Heiligenkreuz GmbH" does not meet the grant conditions.

The guarantee in favor of Lenzing Fibers Corporation has lapsed with the sale of the remaining share (31 December 2002: EUR 11,025.9 thousand).

The Management Board does not believe that claims will arise out of these contingencies. Regarding potential claims in addition to the above contingencies, the Management Board believes that they will not have a material effect on the financial position or future results of operations of the Group.

OPERATING LEASE COMMITMENTS

The Group leases certain property and equipment, including warehouses, transportation equipment, office space, PC equipment and company vehicles, under operating leases most of which will expire over the next five years. The majority of these leases are subject to renewal at the Group's discretion.

	2003		2002
	EUR '000		EUR '000
2004	438.9	2003	841.5
2005	162.3	2004	327.7
2006	24.9	2005	50.8
2007	-	2006	-
2008	-	2007	-
Thereafter	-	Thereafter	-
Total	626.1	Total	1,220.0

The leasing commitments decreased since a major part of the contracts for the use of PCs has expired.

Total rent and leasing expense amounted to EUR 2,837.1 thousand in 2003 (2002: EUR 3,318.2 thousand).

LITIGATION

The Group is subject to various legal actions and claims arising in the ordinary course of business. The Management Board believes that the disposition of these matters will not have a material adverse effect upon the financial position or future results of operations of the Group.

NOTE 23
RISK MANAGEMENT

The Group is exposed to market risk, in particular risks from changes in foreign currency exchange rates (principally fluctuations in the US dollar rate), in interest rates, liquidity and loans, resulting from relations to customers. Clearly defined, written strategies exist for handling financial risks, which the Board of Management issues and monitors continuously. The objective of risk management is to minimize financial risks. A maximum of risk transparency and information quality is to be achieved by means of a precise and up-to-date presentation and quantification of all risk categories.

FOREIGN CURRENCY EXCHANGE RISK

In order to manage the risk arising from foreign exchange fluctuations, the Group uses derivative financial instruments. The objective of foreign-currency risk management is to secure the money flows from operations against negative fluctuations of the exchange rates. Both, the hedging transactions and the correlation between the risk and the hedging instrument are monitored continuously.

INTEREST RATE RISK

Lenzing AG is subject to exposure from changes in interest rates affecting its financing, investing and cash management activities. However, the company has not entered into any specific hedging transaction relating to interest rate risk.

LIQUIDITY RISK

Liquidity risk is defined as the risk of being able to obtain money funds at any time, in order to pay for liabilities entered into. The corporate guidelines require a uniform planning for liquidity throughout the Group. All Group data are consolidated in a one-year, as well as a four-year plan. As at 31 December 2003, the company had at its disposal open credit lines, with written documentation, in the amount of EUR 142,343.0 thousand (2002: EUR 94,423.5 thousand), in order to fund the necessary operating resources, as well as to bridge any possible cyclical lows.

CREDIT RISK ARISING FROM CUSTOMER RELATIONS

This credit risk describes asset losses that may arise when individual business partners do not comply with their contractual obligations. The risk of financial standing, which always exists in mainstay business operations is largely hedged by means of credit insurance and bank collaterals (guarantees, letters of credit).

NOTE 24

TRANSACTIONS WITH SUBSIDIARIES AND ASSOCIATES

Included in loans receivable are EUR 15,469.6 thousand (31 December 2002: EUR 20,000.1 thousand) due from associated companies as at 31 December 2003. Interest received under such loans amounted to EUR 689.0 thousand in 2003 (2002: 992.4 thousand).

With regard to these loans, the initial costs of EUR 23,024.1 thousand as at 31 December 2003 (31 December 2002: EUR 22,289.1 thousand), an impairment was established. The corresponding valuation adjustment amounted to EUR 3,974.1 thousand as at 31 December 2003 (31 December 2002: EUR 3,890.0 thousand).

Significant transactions and balances with associated companies include:

2003	SPV	RVL
	EUR '000	EUR '000
Sales	27,098.2	7,341.2
Purchases	111.7	7,409.4
Interest received	816.7	-
Accounts receivable – trade	6,886.1	-

2002	SPV	RVL
	EUR '000	EUR '000
Sales	25,531.4	7,011.8
Purchases	5,448.1	10,698.2
Interest received	1,102.7	-
Accounts receivable – trade	7,781.8	8.4

NOTE 25
OTHER COMPREHENSIVE INCOME

Included under "other comprehensive income" are the foreign currency translation adjustments arising from the translation of the financial statements of subsidiaries with a functional currency other than the euro, as well as the funded status regarding minimum provisions for pensions and unrealized gains and/or losses on available-for-sale securities and investments, as well as from the valuation of derivative financial instruments, used as hedging tools for future transactions in foreign currencies.

The valuation differences regarding available-for-sale securities and hedging instruments took account of pro-rated tax accruals and deferrals. The value after taxes was recorded. For the other items, no tax effect had to be taken into account.

2003	before taxes	tax effect	after taxes
	EUR '000	EUR '000	EUR '000
Losses regarding available-for-sale securities	-396.5	134.8	-261.7
Gains regarding derivative hedging instruments	3,641.1	-1,238.0	2,403.1
Adjustment items for currency differences	-3,987.9	-	-3,987.9
Funded status regarding provisions for pensions	6,342.9	-	6.342.9
	5,599.6	-1,103.2	4.496.4

2002	before taxes	tax effect	after taxes
	EUR '000	EUR '000	EUR '000
Losses regarding available-for-sale securities	- 30.3	10.3	-20.0
Gains regarding derivative hedging instruments	1,405.2	-477.8	927.4
Adjustment items for currency differences	259.0	-	259.0
Funded status regarding provisions for pensions	-4,551.2	-	-4,551.2
	-2,917.3	-467.5	-3,384.8

The development of the cumulated, other comprehensive income after taxes can be shown as follows:

	+Gains/ - losses regarding available-for-sale securities	+Gains/ - losses regarding derivative hedging instruments	Differences from currency translations and consolidation processes	Funded status regarding provisions for pensions	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
31/12/2001	517.4	-365.0	2,952.7	-1,791.7	1,313.4
Recorded in the surplus for the year 2002	-	365.0	-	-	365.0
Created in 2002	-20.0	562.4	259.0	-4,551.2	-3,749.8
31/12/2002	**497.4**	**562.4**	**3,211.7**	**-6,342.9**	**-2,071.4**
Recorded in the surplus for the year 2003	-116.8	-562.4	-3,248.7	6,342.9	2,415.0
Created in 2003	-144.9	2,965.5	-739.2	-	2,081.4
31/12/2003	**235.7**	**2,965.5**	**-776.2**	**-**	**2,425.0**

NOTE 26
SEGMENT REPORTING

The Group is reporting the following sectors internally for management review purposes:

CONTINUING OPERATIONS

2003	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	440,886.5	56,704.0	72,180.4	34,622.8	17,543.2	**621,936.9**
Intra-Group sales	26,427.0	-	1,239.9	51,395.2	7,223.3	**86,285.4**
Income from operations	56,481.9	1,897.0	7,703.7	6,913.7	985.8	**73,982.1**
Property, plant and equipment and intangible fixed assets	419,635.2	11,001.0	21,320.1	4,109.0	5,014.2	**461,079.5**
Capital expenditure	110,094.3	1,558.7	1,621.1	733.5	5,363.8	**119,371.4**
Depreciation	36,933.2	1,443.4	2,352.9	631.8	429.6	**41,790.9**
Number of employees (capacities) as at 31 December	1,954	132	310	513	22	**2,931**

2002	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	456,355.8	56,519.0	71,980.4	23,055.6	17,640.4	**625,551.2**
Intra-Group sales	17,275.3	-	1,134.8	36,371.1	1,297.3	**56,078.5**
Income from operations	61,381.9	3,176.0	9,796.4	3,642.4	370.2	**78,366.9**
Property, plant and equipment and intangible fixed assets	348,207.7	11,896.0	22,120.7	2,524.1	80.6	**384,829.1**
Capital expenditure	32,703.1	2,877.0	5,178.6	882.4	37.6	**41,678.7**
Depreciation	37,690.7	1,365.0	2,298.6	1,543.6	30.8	**42,928.7**
Number of employees (capacities) as at 31 December	1,904	131	306	508	13	**2,862**

GEOGRAPHIC SPREAD

The geographic distribution of sales and the locations of property, plant and equipment were the following as at 31 December:

	Sales		Property, plant and equipment	
	2003	2002	2003	2002
	EUR '000	EUR '000	EUR '000	EUR '000
Austria	129,318.5	131,917.8	456,558.7	380,690.2
EU (except Austria)	268,016.1	274,284.7	46.7	72.0
EFTA	45,430.0	40,299.8	-	-
Rest of Europe	26,724.4	23,684.9	-	-
Asia	128,923.9	103,962.5	-	-
North America	9,450.7	22,897.7	-	319.2
Central and South America	8,294.0	8,334.9	-	-
Others	5,779.3	20,168.9	-	-
Total	**621,936.9**	**625,551.2**	**456,605.4**	**381,081.4**

NOTE 27
FINANCIAL INSTRUMENTS

A) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments as at 31 December are presented as follows:

	Carrying amount 2003	Fair value 2003	Carrying amount 2002	Fair value 2002
	EUR '000	EUR '000	EUR '000	EUR '000
Assets				
Cash	112,783.6	112,783.6	74,318.6	74,318.6
Current investments (available-for-sale securities)	649.7	649.7	10,511.6	10,511.6
Receivables	125,628.2	125,628.2	106,371.5	106,371.5
Loans receivable	16,259.8	16,259.8	25,155.9	25,155.9
Non-current available-for sale securities	13,180.1	13,180.1	15,635.1	15,635.1
Liabilities				
Short-term debt	140,577.8	140,577.8	106,053.1	106,053.1
Long-term debt	167,234.8	167,234.8	103,689.7	103,689.7

The fair value of cash is equal to the historical cost, whilst that of current investments exceeds the historical cost by EUR 5.6 thousand. The carrying amount of loans receivable equals the fair value. Non-current, available-for-sale securities were written down to fair value. The fair value of both short and long-term debt equals the carrying amount, because the debt bears interest at the current market rates.

B) DERIVATIVE FINANCIAL INSTRUMENTS

As at 31 December 2003, the Lenzing Group is using forward foreign exchange contracts and options, which are entered into the balance sheet at market value.

The Lenzing Group has foreign currency exposures principally in US dollars, but also engages in foreign exchange transactions involving GBP, SEK, CHF and other currencies.

As at 31 December 2003, the Group held outstanding forward foreign exchange contracts in the amount of EUR 58,755.1 thousand (31 December 2002: EUR 29,380.3 thousand), as well as foreign exchange options in the amount of EUR 29,480.1 thousand (31 December 2002: EUR 15,377.2 thousand). The terms of these hedging transactions ranged from 1 to 14 months as at 31 December 2003. The valuation of the effective "fair value hedges" accounted for gains of EUR 983.1 thousand (31 December 2002: EUR 1,127.0 thousand) in the income from operations. The valuation of the effective "cash flow hedges" accounted for gains in the amount of EUR 2,965.5 thousand (31 December 2002: EUR 562.4 thousand) in the cumulative other comprehensive income. The valuation of the ineffective hedges, and the changes in the fair value of forward exchange contracts and options, which were due to changes in the difference of interest, that were not included when measuring effectiveness, resulted in gains in the amount of EUR 47.1 thousand (2002: EUR 444.8 thousand) in the financial result.

RISKS OF CONTRACTING PARTIES

The aforementioned forward foreign exchange contracts and options contain certain risks regarding contract performance on the part of contracting parties. However, Lenzing AG minimizes these risks by entering into forwards foreign exchange contracts and options with large and international banks.

NOTE 28
FOREIGN CURRENCY TRANSACTIONS

The aggregate foreign currency transaction losses in 2003 amounted to EUR 7,283.5 thousand (2002: EUR 5,291.8 thousand).

NOTE 29

SUPPLEMENTARY FINANCIAL INFORMATION
QUARTERLY FINANCIAL DATA

Not audited

2003	3-months period ended 31 March	3-months period ended 30 June	3-months period ended 30 September	3-months period ended 31 December
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Net sales	150.7	150.7	149.0	171.5
Gross profit	42.1	43.9	40.1	52.9
Income from operations	20.7	15.4	15.4	22.5
Financial result	0.6	3.4	0.8	-1.3
Income before taxes and minority interest	21.3	18.8	16.2	21.2
Net income	14.9	14.2	11.7	19.7
Earnings per share	EUR	EUR	EUR	EUR
Continued operation	4.05	3.84	3.19	5.38
Total result	4.03	3.57	3.19	5.38

2002	3-months period ended 31 March	3-months period ended 30 June	3-months period ended 30 September	3-months period ended 31 December
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Net sales	150.8	160.2	155.9	158.7
Gross profit	42.9	45.0	42.4	46.2
Income from operations	19.0	20.5	20.8	18.1
Financial result	-0.1	-4.4	0.2	-1.9
Income before taxes and minority interest	18.9	16.1	21.0	16.1
Net income	13.0	11.4	13.2	11.6
Earnings per share	EUR	EUR	EUR	EUR
Continued operation	3.52	3.12	3.58	3.15
Total result	3.02	3.26	3.64	3.15

NOTE 30
SUBSIDIARIES AND ASSOCIATES OF THE LENZING GROUP – STATUS: 31 DECEMBER 2003

Name	Currency	Share or partnership capital	Holding in %
Fully consolidated subsidiaries:			
BLZ Bildungszentrum Lenzing GmbH, Lenzing	EUR	43,604	75.00
Energie- und Medienzentrale Heiligenkreuz GmbH (previously Kilo Holding GmbH, Vienna)	EUR	72,673	100.00
Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG, Heiligenkreuz	EUR	35,000	100.00
LENO Eletronics GmbH, Schörfling	EUR	36,000	55.00
LENO Electronics GmbH & Co KG, Schörfling	EUR	50,000	55.00
Lenzing (Changzhou) Instruments Co., Ltd., Changzhou City, China	USD	100,000	67.00
Lenzing Deutschland Syncell GmbH, Ditzingen, Germany	EUR	130,000	100.00
Lenzing Fiber (Shanghai) Co., Ltd., Shanghai, China	USD	200,000	100.00
Lenzing France S.a.r.l., Paris, France	EUR	45,735	100.00
Lenzing Lyocell GmbH, Heiligenkreuz	EUR	363,364	100.00
Lenzing Plastics GmbH, Lenzing	EUR	35,000	100.00
Lenzing Plastics GmbH & Co KG, Lenzing	EUR	3,500	100.00
Lenzing Technik GmbH, Lenzing	EUR	35,000	100.00
Lenzing Technik GmbH & Co KG, Lenzing	EUR	3,500	100.00
Pulp Trading GmbH, Lenzing	EUR	40,000	100.00
Others	EUR	242,673	80.00-100.00
Associates accounted for under the equity method:			
P.T. South Pacific Viscose, Purwakarta, Indonesia	IDR	72,500,000,000	41.98
RVL Reststoffverwertung Lenzing GmbH, Lenzing	EUR	36,336	50.00
WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten	EUR	36,336	25.00
Non-consolidated subsidiaries:			
Gemeinnützige Siedlungsgesellschaft mbH für den Bezirk Vöcklabruck, Lenzing	EUR	1,155,336	99.90

NOTE 31
CORPORATE BODIES

MEMBERS OF THE SUPERVISORY BOARD

KARL SCHMUTZER, Vienna
Chairman

WALTER LEDERER, Vienna
Deputy Chairman

HORST BEDNAR, Vienna

HERMANN BELL, Linz

FRANZ ZWICKL, Vienna

WORKS COUNCIL REPRESENTATIVES

RUDOLF BALDINGER
Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council

HELMUT MADERTHANER
Deputy Chairman of the Company's Works Committee
Chairman of the White-Collar Workers' Council

JOHANN SCHERNBERGER
Deputy Chairman of the Blue-Collar Workers' Council

MEMBERS OF THE MANAGEMENT BOARD

THOMAS FAHNEMANN
Chairman of the Board (as of 1 March 2003)

CHRISTIAN REISINGER

PETER UNTERSPERGER

FRANZ RANINGER *(until 31 March 2004)*

Lenzing, 29 March 2004

MANAGEMENT BOARD:

Thomas Fahnemann

Christian Reisinger

Peter Untersperger

INDEPENDENT AUDITORS' REPORT

To the

Members of the Supervisory Board and

the Shareholders of Lenzing Aktiengesellschaft, Lenzing

We have audited the accompanying balance sheets of Lenzing Aktiengesellschaft and its subsidiaries (the Group) as at 31 December 2003 and 31 December 2002, and the related statements of income, changes in equity, and cash flows in the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenzing AG and its subsidiaries as at 31 December 2003 and 31 December 2002, and the results of operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States (US Generally Accepted Accounting Principles).

Vienna, 29 March 2004

Österreichische Wirtschaftsberatung GmbH

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Deloitte & Touche

Erich Kandler,

Chartered Accountant, CPA

Leopold Fischl,

Chartered Accountant

DEVELOPMENT OF FIXED ASSETS

CONTINUING OPERATIONS

EUR	as at 01/01/2003	Currency translation adjustment
DEVELOPMENT OF NON-CURRENT INVESTMENTS AND LOANS		
1. Investments in unconsolidated subsidiaries	1,150,246	0
2. Investments in associates	1,734,481	-728,718
3. Loans	29,705,507	0
4. Available-for-sale securities	44,270,488	0
Total non-current investments and loans	*76,860,722*	*-728,718*
DEVELOPMENT OF PROPERTY, PLANT AND EQUIPMENT		
1. Land	2,785,715	0
2. Buildings	150,614,210	0
3. Plant and machinery	740,874,616	0
4. Fixtures, fittings and other assets	54,523,889	0
5. Prepayments and work under construction	14,137,066	0
Total property, plant and equipment	**962,935,496**	**0**
DEVELOMPENT OF OTHER NON-CURRENT ASSETS		
1. Intangible fixed assets	14,205,573	0
2. Other non-current assets	9,850,634	0
Total other non-current assets	**24,056,207**	**0**

DISCONTINUED OPERATIONS

1. Land and buildings	3,337,360	-293,315
2. Plant and machinery, fixtures, fittings and other assets, prepayments and work under construction	14,294,480	-1,256,314
3. Intangible fixed assets	2,631,286	-231,259
Total discontinued operations	*20,263,126*	*-1,780,888*

APPENDIX 1

Additions in 2003	Disposals in 2003	Reclassifications in 2003	Historic cost as at 31/12/2003	Accumulated amortization, depreciation and write-down as at 31/12/2003	Carrying amount as at 31/12/2003	Carrying amount as at 31/12/2002	Amortization, depreciation and write-down Write-up = W in 2003
0	0	0	1,150,246	0	1,150,246	1,150,246	0
6,350,078	19,822	602,300	7,938,319	0	7,938,319	1,734,481	0
760,874	5,566,392	4,955	24,904,944	8,645,111	16,259,833	25,155,904	4,718,927
							650W
959,489	3,547,256	384,362	42,067,083	28,886,999	13,180,084	15,635,056	251,567
							650W
8,070,441	**9,133,470**	**991,617**	**76,060,592**	**37,532,110**	**38,528,482**	**43,675,687**	**4,970,494**
1,024,788	972	0	3,809,531	4,998	3,804,533	2,785,715	4,998
5,677,690	877,547	466,456	155,880,809	83,254,429	72,626,380	71,000,129	4,381,530
57,482,037	2,476,469	5,086,116	800,966,300	483,624,795	317,341,505	288,336,265	32,493,019
4,577,939	1,690,242	9,135	57,420,721	45,956,768	11,463,953	10,699,922	3,693,602
48,664,063	0	-5,554,412	57,246,717	5,877,697	51,369,020	8,259,369	0
117,426,517	**5,045,230**	**7,295**	**1,075,324,078**	**618,718,687**	**456,605,391**	**381,081,400**	**40,573,149**
1,944,880	113,698	0	16,036,755	11,562,645	4,474,110	3,747,696	1,217,725
1,719,416	16,851	-1,106,343	10,446,856	0	10,446,856	9,850,634	0
3,664,296	**130,549**	**-1,106,343**	**26,483,611**	**11,562,645**	**14,920,966**	**13,598,330**	**1,217,725**
0	3,044,045	0	0	0	0	2,029,620	273,526
1,105,378	14,143,544	0	0	0	0	8,972,462	544,866
0	2,400,027	0	0	0	0	1,670,849	132,083
1,105,378	**19,587,616**	**0**	**0**	**0**	**0**	**12,672,931**	**950,475**

LONG-TERM DEBT

LENDER	Balance as at		Effective interest rate
	31/12/03	31/12/02	2003
	EUR	EUR	%
Bank loans			
1. Revolving credit arrangements			
Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	44,000,000	0	2.33
Raiffeisenzentralbank, Vienna	15,000,000	0	2.61
Raiffeisenlandesbank OÖ, Linz	15,000,000	0	2.59
Bank Austria Creditanstalt AG, Vienna	3,924,333	3,924,333	3.19
Bank Austria Creditanstalt AG, Vienna	3,633,000	1,672,000	2.63
Bank Austria Creditanstalt AG, Vienna	0	1,089,568	0.00
Oberbank AG, Lenzing	8,500,000	8,500,000	2.38
Current accounts	75	0	
	90,057,408	**15,185,901**	
Less: short-term portion	-75	0	
	90,057,333	**15,185,901**	
2. Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna	1,001,662	1,260,378	4.00
Bank Austria Creditanstalt AG, Vienna	0	521,675	5.00
Bausparkasse Wüstenrot AG, Salzburg	0	28,735	6.00
Österreichische Investitionskredit AG, Vienna	547,469	821,203	2.68
	1,549,131	**2,631,991**	
Less: short-term portion	-532,449	-1,066,404	
	1,016,682	**1,565,587**	
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	4,152,310	4,152,310	4.23
Bank Austria Creditanstalt AG, Vienna	3,540,984	3,870,192	3.11
Österreichische Investitionskredit AG, Vienna	0	1,065,868	0.00
Bank Austria Creditanstalt AG, Vienna	678,280	1,356,560	0.00
Bank Austria Creditanstalt AG, Vienna	145,346	290,691	0.00
Raiffeisenlandesbank OÖ, Linz	847,850	1,017,420	0.00
Bank Austria Creditanstalt AG, Vienna	1,000,000	1,000,000	0.00
Bank Austria Creditanstalt AG, Vienna	190,000	190,000	0.00
Bank Austria Creditanstalt AG, Vienna	200,000	0	0.00
Raiffeisenlandesbank OÖ, Linz	850,000	0	0.36
Oberbank AG, Lenzing	3,600,000	3,600,000	3.70
Bank Austria Creditanstalt AG, Vienna	363,364	436,037	0.36
EB und Hypo – Bank Burgenland AG, Eisenstadt	12,093,971	14,534,567	4.35
	27,662,105	**31,513,645**	
Less: short-term portion	-10,428,344	-7,342,258	
	17,233,761	**24,171,387**	
Bank loans	119,268,644	49,331,537	
Less: Short-term portion	-10,960,868	-8,408,662	
Long-term bank loans	108,307,776	40,922,875	

Security given	Repayment terms
Pledge receivables of Lenzing AG	payable upon maturity (30 June 2008)
None	payable upon maturity (31 December 2007)
None	payable upon maturity (31 August 2008)
Pledge receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Pledge receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Pledge receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Assignment of receivables of Lenzing Plastics GmbH & Co KG	payable upon maturity (30 June 2005)
	terminable at call
90% Guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	semi-annual
Pledge of securities in the amount of the respectively unpaid loan	last instalment due on 20 May 2003; semi-annual
Mortgage on building	monthly
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 March 2003; semi-annual
Property mortgage of EUR 6,500 thousand on real estate EZ 167, KG Lenzing	payable upon maturity (31 December 2005)
90% Guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	semi-annual
Bill of exchange given as security, incl. dedication statement and guarantee of the Research Promotion Fund	1st instalment due on 31 March 2001; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 Dec. 2003; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 Dec. 2004; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 March 2005; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2005; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 March 2006; semi-annual
Bill of exchange given as security, incl. dedication statement	payable upon maturity (30 September 2004)
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 Sept. 2003; semi-annual
Ownership of machinery by way of security	1st instalment due on 30 June 2003 (change of date of 1st instalment); semi-annual

LONG-TERM DEBT

LENDER	Balance as at		Effective interest rate
	31/12/03	31/12/02	2003
	EUR	EUR	%
Other Loans			
Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 1901.0024/92	2,019,900	2,541,691	4.00
Bausparkasse Wüstenrot AG, Salzburg	17,903	0	6.00
Research Promotion Fund, Vienna			
Various loans	4,569,284	4,829,755	2.00-3.00
	6,607,087	**7,371,446**	
Less: short-term portion	-1,667,767	-1,739,061	
	4,939,320	**5,632,385**	
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 6901.0067/93	2,838,892	3,028,204	3.11
ERP loan KZE NO. 6001.0176/96	2,732,499	4,098,748	4.00
ERP loan KZE NO. 6301.0015/97	10,174,197	0	2.50
EB und Hypo – Bank Burgenland AG, Eisenstadt			
ERP loan No. 910-258-026/65	11,991,018	11,991,018	4.00
ERP loan No. 910-158-026/66	21,801,850	21,801,850	4.00
Oberbank AG, Linz			
ERP loan KZE No. 6001.0198/97	3,633,642	5,087,098	4.00
ERP loan KZE No. 6001.0230/98	4,360,370	5,813,827	3.50
ERP loan KZE No. 6001.0279/01	725,000	725,000	1.50
	58,257,468	**52,545,745**	
Less: Short-term portion	-13,614,820	-4,273,163	
	44,642,648	**48,272,582**	
Other loans	64,864,555	59,917,191	
Less: Short-term portion	-15,282,587	-6,012,224	
Other long-term loans	49,581,968	53,904,967	
Total debt	184,133,199	109,248,728	
Less: Short-term portion	-26,243,455	-14,420,886	
Total long-term debt	157,889,744	94,827,842	

Security given	Repayment terms
Bill of exchange and guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	1st instalment due on 1 July 2001; semi-annual
Mortgage on building	monthly
	payable upon maturity
Bill of exchange and guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	1st instalment due on 31 December 2003; semi-annual
Mortgages and guarantee given by Bank Austria Kreditanstalt AG	1st instalment due on 31 December 2000; semi-annual
Guarantee given by Wirtschaftsservice Burgenland AG (WIBAG)	1st instalment due on 1 January 2004; semi-annual
Guarantee given by the Federal Province of Burgenland	1st instalment due on 1 January 2004 (change of date of 1st instalment); semi-annual
	1st instalment due on 1 January 2004 (change of date of 1st instalment); semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 July 2001; semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 January 2002; semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 January 2006; semi-annual

TO THE 60TH REGULAR SHAREHOLDERS' MEETING:

DEAR SHAREHOLDERS,

In the course of the five meetings held in 2003, the Supervisory Board of Lenzing AG was informed by the Management Board of the company's activities, it discussed the further strategic development of the company, as well as major business transactions and measures, and it took all necessary decisions. At all meetings, the Management Board informed the Supervisory Board on the earnings and financial situation regarding Lenzing AG and its subsidiaries by way of extensive, written reports. In addition, the Chairman of the Supervisory Board and his Deputy received information from the Management Board on a regular basis. The Financial Audit Committee met once.

The financial statement and the status report of Lenzing AG and the Group's accounts according to US GAAP as at 31 December 2003 were audited by Österreichische Wirtschaftsberatung GmbH, Chartered Accountants and Tax Consultants, Vienna, who have issued their unrestricted audit certificate and audit report. The Financial Audit Committee discussed the result of this audit in detail with the auditors.

In keeping with § 127 of the Austrian Stock Corporations Act, the Supervisory Board accepts the status report and approves the financial statement for 2003, which has thus been established in keeping with § 125 (2) of the Austrian Stock Corporations Act. Moreover, the Supervisory Board also accepts the Group's accounts and the report on the Group's status, which were drawn up in keeping with § 244 of the Austrian Commercial Law Code, in connection with § 245a of the Austrian Commercial Law Code.

Furthermore, the Supervisory Board agrees to the proposal by the Management Board on the distribution of the profit. A dividend of EUR 22,050,000.00 will therefore be distributed from the shown net profit for the year in the amount of EUR 22,061,965.09. The remaining profit, amounting to EUR 11,965.09, will be carried forward.

The Supervisory Board proposes to the 60th Regular Shareholders' Meeting to appoint Österreichische Wirtschaftsberatung GmbH, Chartered Accountants and Tax Consultants, Vienna, as auditors for the 2004 accounts.

The Supervisory Board thanks the Management Board and all staff members of the company for their commitment and the excellent results achieved for the business year under review.

Vienna, 16 April 2004

Karl Schmutzer
Chairman of the Supervisory Board

IMPORTANT ADDRESSES

EUROPE:

LENZING AKTIENGESELLSCHAFT
A-4860 Lenzing
Phone: +43 (0)7672 701-0
Fax: +43 (0)7672 701-3880
E-Mail: office@lenzing.com

LENZING TECHNIK GMBH & CO KG
A-4860 Lenzing
Phone: +43 (0)7672 701-2202
Fax: +43 (0)7672 96858
E-Mail: technik@lenzing.com

LENZING PLASTICS GMBH & CO KG
A-4860 Lenzing
Phone: +43 (0)7672 701-2851
Fax: +43 (0)7672 918-2851
E-Mail: marketing@lenzing-plastics.com

LENZING LYOCELL GMBH
Industriegelände 1
A-7561 Heiligenkreuz
Phone: +43 (0)3325 4100
Fax: +43 (0)3325 4100-400
E-Mail: office@lenzing-lyocell.com

LENZING DEUTSCHLAND SYNCELL GMBH
Stuttgarter Straße 23
D-71254 Ditzingen
Phone: +49 (0)7156 1615-0
Fax: +49 (0)7156 1615-55
E-Mail: info@lenzing-syncell.de

ENERGIE- UND MEDIENZENTRALE HEILIGENKREUZ GMBH & CO KG
Industriegelände 4
A-7561 Heiligenkreuz
Phone: +43 (0)3325 4100
Fax: +43 (0)3325 4100-400
E-Mail: office@lenzing-lyocell.com

LENO ELECTRONICS GMBH & CO KG
Photo-Play-Str.1
A-4861 Schörfling
Phone: +43 (0)7672 701-2808
Fax.: +43 (0)7672 918-2808
E-Mail: w.kastl@lenzing.com

BZL – BILDUNGSZENTRUM LENZING GMBH
A-4860 Lenzing
Phone: +43 (0)7672 701-3531
Fax: +43 (0)7672 96866
E-Mail: sekretariat@bzl.ac.at

RVL RESTSTOFFVERWERTUNG LENZING GMBH
A-4860 Lenzing
Phone: +43 (0)7672 701-3361
Fax: +43 (0)7672 94061
E-Mail: jo.kroiss@lenzing.com

GEMEINNÜTZIGE SIEDLUNGSGESELLSCHAFT MBH FÜR DEN BEZIRK VÖCKLABRUCK
A-4860 Lenzing
Phone: +43 (0)7672 701-2308
Fax: +43 (0)7672 701-3704
E-Mail: j.serafin@lenzing.com

WWE WOHNUNGS- UND WIRTSCHAFTSPARK ENTWICKLUNGSGESELLSCHAFT MBH
Julius-Raab-Promenade 27/30
A-3100 St. Pölten
Phone: +43 (0)1 33146-4900
Fax: +43 (0)1 33146-4950

PULP TRADING GMBH
A-4860 Lenzing
Phone: +43 (0)7672 701-3262
Fax: +43 (0)7672 918-3262
E-Mail: e.hitzinger@lenzing.com

WASSERREINHALTEVERBAND LENZING – LENZING AG
A-4860 Lenzing
Phone: +43 (0)7672 701-3361
Fax: +43 (0)7672 918-3361
E-Mail: jo.kroiss@lenzing.com

ASIA:

P.T. SOUTH PACIFIC VISCOSE
Ds. Cicadas, P.O.Box 11 PWK
Purwakarta 41101
West Java
Indonesia
Phone: +62 (0)264 200-636
Fax: +62 (0)264 206-432
E-Mail: sales@spvpwk.sp.co.id

Office Jakarta:
Wisma Danamonaetna Life, 16th Floor,
Jl.Jend. Sudirman Kav 45-46
Jakarta 12930 – Indonesia
Phone: +62 (0)21 577-1630
Fax: +62 (0)21 577-1640
E-Mail: sales@pt-spv.com

LENZING AG HONG KONG
Representative Office
30F., Entertainment Building
30 Queen's Road Central Hong Kong
Phone: +852 (0)2297-2276
Fax: +852 (0)2168-0899
E-Mail: hongkong@lenzing.com

LENZING FIBER (SHANGHAI) CO., LTD.
Haitong Securities Bldg.,
Rm 2312
689 Guangdong Road,
200001 Shanghai
China
Phone: +86 (0)21 634 100 30-0
Fax: +86 (0)21 634 100-07
E-Mail: shanghai@lenzing.com

LENZING (CHANGZHOU) INSTRUMENTS CO., LTD.
No. 1, South Qingliang Road
Chanzhou City, Jangsu Province
P.R. China
Phone: +43 (0)7672 701-2297
Fax.: +43 (0)7672 918-2297
E-Mail: team@lenzing-instruments.com

LENZING TECHNIK BEIJING
Representative Office
Liang Ma Tower No. 8
Unit 1410
North Dongsanhuan Road
Chaoyang District
100026 Beijing, P.R. China
Phone: +86 (0)10 6590 0946-8
Fax: +86 (0)10 6590 0949
E-Mail: frankdu@public.fhnet.cn.net

FIBERS

CPD FABRICS	August	Düsseldorf/Germany
INTERFILIÈRE	September	Lyon/France
TEXWORLD	September	Paris/France
CNIT LA DÉFENSE	September	Paris/France
PREMIÈRE VISION PARIS	September	Paris/France
INT. MAN-MADE FIBRES CONGRESS	September	Dornbirn/Austria
MOSCOW TEXTILE FAIR	September	Moscow/Russia
INTERSTOFF ASIA	October	Hong Kong/China
INTERTEXTILE SHANGHAI	October	Shanghai/China
A+A	October	Düsseldorf/Germany
TECHTEXTIL SOUTH AMERICA	November	Sao Paulo/Brazil
ANEX 2003	December	Shanghai/China

PLASTICS

TECHTEXTIL	April	Frankfurt/Germany
WIRE	May	Moscow/Russia
WIRE	September	Singapore
FILTRATION	November	Chicago/USA
POLLUTEC	December	Paris/France

ENGINEERING

METEC 2003	June	Düsseldorf/Germany
TECHTEXTIL	April	Frankfurt/Germany
INT. MAN-MADE FIBRES CONGRESS	September	Dornbirn/Austria
ITMA	October	Birmingham/United Kingdom

FAIRS AND EXHIBITIONS 2004

FIBERS

HEIMTEX	January	Frankfurt/Germany
INTERFILIERE	January	Paris/France
TEXWORLD	February	Paris/France
EXPOFIL	February	Paris/France
ITSE	March	Istanbul/Turkey
INTERTEXTILE BEIJING	March/April	Beijing/China
EVTEKS	May	Istanbul/Turkey
INT. MAN-MADE FIBRES CONGRESS	September	Dornbirn/Austria
CINTE	September	Shanghai/China
INTERFILIERE	September	Lyon/France
TEXWORLD	September	Paris/France
EXPOFIL	September	Paris/France
ITSE	October	Istanbul/Turkey

PLASTICS

WIRE	March/April	Düsseldorf/Germany
TECHTEXTIL	March	Atlanta/USA

ENGINEERING

INTERTOOL	May	Vienna/Austria
INT. MAN-MADE FIBRES CONGRESS	September	Dornbirn/Austria

PAPER

DRUPA	May	Düsseldorf/Germany

FINANCIAL CALENDAR 2004

	2004
Preliminary results 2003	12 March
Disclosure of net result 2003	19 April
Disclosure of first-quarter result 2004	12 May
General shareholders' meeting	04 June
Payment of dividend	15 June
Ex dividend date	08 June
Disclosure of first-semester result 2004	26 August
Disclosure of third-quarter result 2004	25 November

LONG-TERM COMPARISON

		under US GAAP						under Austrian law (SPV – fully consolidated)			
		2003	2002	2001	2000	1999*	1998*	1997	1996	1995	1994
SALES AND RESULT											
Sales	EUR mill.	**622**	626	623	599	550	547	522	566	632	612
Sales outside of Austria	%	**79.2**	78.9	79.3	80.5	81.9	80.6	81.8	83.0	83.2	84.1
Income from operations / Operating result	EUR mill.	**74**	78	65	70	9	17	-21	-3	28	32
Financial result	EUR mill.	**4**	-6	1	0	-5	-9	-26	0	-5	-9
Result from ordinary business activities	EUR mill.							-47	-2	23	22
Income before taxes and minority interest	EUR mill.	**78**	72	65	69	4	8				
Extraordinary result	EUR mill.							0	-9	0	8
Income taxes	EUR mill.	**-17**	-23	-20	-23	0	-3	0	0	-4	-8
Result from discontinued operations	EUR mill.	**-1**	-1	9	-4	0	0				
Profit / loss for the year	EUR mill.							-48	-11	18	22
Net income	EUR mill.	**59**	48	54	42	4	6				
Cash flow											
Gross cash flow	EUR mill.	**104**	102	86	37	61	70	55	33	72	61
Gross cash flow as percent of sales	%	**16.8**	16.3	13.9	6.2	11.1	12.8	10.5	5.8	11.3	10.0
Net cash provided by operating activities	EUR mill.	**109**	127	82	28	61	50	49	67	73	71
Free cash flow	EUR mill.	**-16**	85	59	-9	22	48	-38	-104	22	41
Capital expenditure	EUR mill.	**131**	42	67	41	39	39	87	154	56	39
Assets structure**											
Non-current assets	%	**63.1**	63.6	65.0	59.4	62.0	63.2	60.1	58.2	47.2	49.2
Current assets	%	**36.9**	36.4	35.0	40.6	38.0	36.8	39.9	41.8	52.8	50.8
Total assets	EUR mill.	**809**	689	686	691	688	689	840	850	775	749
Capital structure**											
Equity	%	**49.6**	51.1	45.6	39.3	33.7	33.3	22.1	29.6	32.5	33.3
Social capital	%	**7.5**	8.7	8.6	8.3	19.1	19.0	14.1	13.5	14.3	14.6
Liabilities (exclusive of social capital)	%	**42.9**	40.2	45.8	52.4	47.2	47.7	63.8	56.9	53.2	52.1
Key data											
Return on sales (ROS)[1]	%	**10.0**	8.8	7.7	10.5	1.5	3.1	-6.4	2.0	5.4	4.8
Return on capital employed (ROCE)[2]	%	**13.7**	13.1	11.7	15.5	2.0	3.9	-4.8	1.7	5.3	4.6
Return on equity (ROE)	%	**15.8**	14.5	18.6	16.8	1.9	2.5	-21.7	-0.9	9.1	9.1
EBIT[3]	EUR mill.	**74**	78	65	70	9	17	-21	-3	28	32
EBITDA[4]	EUR mill.	**116**	121	102	108	61	66	63	50	81	85
EBITDA margin	%	**18.6**	19.4	16.4	18.0	11.1	12.0	12.1	8.8	12.8	13.9
OEVFA earnings / deficiency per share	EUR							-8.2	-4.8	3.0	1.6
Earnings per share	EUR	**16.2**	13.1	12.4	12.7	1.2	1.5				
Number of employees at the year-end		**3,058**	3,365	3,282	3,216	3,166	3,226	4,781	4,936	4,906	4,994

Under US GAAP:

1) = NOPAT (= Income from operations (EBIT) less proportional income taxes) / sales

2) = NOPAT /
The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash
- Investments
- Current and non-current securities and loans

3) = Income before taxes, minority interest and financial result

4) = EBIT plus depreciation and amortization of intangible fixed assets and property, plant and equipment

Under Austrian law:

1) = Profit / loss for the year before extraordinary result and net interest charge / sales

2) = Profit / loss for the year before extraordinary result and net interest charge /
average of total liabilities and shockholders' equity
- Provision for taxes
- Other provisions
- Payments received on account of orders
- Accounts payable trade
- Accounts payable to unconsolidated subsidiaries
- Accounts payable to associates
- Other payables
- Deferred income

3) = Result from ordinary business acitivities plus interest

4) = *EBIT plus depreciation of property, plant and equipment,* amortization of intangible fixed assets and write-down of financial assets

*) LUSAC Group shown as continuing operation

**) Netting out deferred taxes in fiscal 2001 resulted in an adjustment of the comparable figures 1998 – 2000.



LETTER TO SHAREHOLDERS

QUARTER 01

04

THE WORLD LEADER IN CELLULOSE FIBER TECHNOLOGY

INCREASE IN SALES DUE TO HIGHER PRODUCTION

TENCEL ACQUISITION – A MILESTONE FOR LENZING

SHAREHOLDERS' MEETING: 4 JUNE 2004, LENZING

LENZING

LETTER TO SHAREHOLDERS QUARTER 01 04

DEAR SHAREHOLDER,

The business year 2004 has been off to a satisfactory start for the Lenzing Group. Although the overall cyclical conditions in Europe continue to be less than positive, Lenzing succeeded in making optimum use of the persisting boom in the textile industry in China, on account of its good presence on the market in Asia. The US-dollar exchange rate, which was down by about 16% compared to the first quarter of last year, had a negative impact, though, on average earnings.

THE LENZING GROUP

PRODUCTION INCREASE LEADS TO CLEAR RISE IN SALES

In comparison to the first quarter 2003, the Lenzing Group succeeded in expanding its consolidated sales by 4.4%, i.e. to EUR 157.4 million, during the first quarter of 2004. This rise is a reflection of the clearly increased fiber production at the Lenzing site, after the expansion program of last year has been completed. On account of the weaker dollar/euro exchange rate, a basic effect (the comparable figures for the first quarter 2003 showed a record value for operations), as well as the expenses due to the Tencel acquisition, the result decreased slightly, but continues to be on a high level. The net income before taxes and minority interests amounted to EUR 18.4 mill., which is below the previous year's value of EUR 21.3 mill. The net income after minority interests amounted to EUR 12.6 mill. (after EUR 14.8 mill. for the same quarter last year).

The EBIT margin for the first quarter was 10.9% (2003: 13.7%), and the EBITDA margin amounted to 18.7% (after 21.0%).

At the end of the first quarter, the Lenzing Group had a staff of 3,071 (after 3,386*) at the end of the first quarter 2003).

THE FIBERS SECTOR

POSITIVE DEMAND CONTINUES

International business activities in the industry basically experienced a positive development in recent months, with the very vigorous demand in Asia, in terms of quantity, being the main factor. However, the euro/dollar exchange rate favored textile imports from Asia to Europe and decreased the earnings of European manufacturers from exports to Asia, in spite of the implemented price adjustments.

*) incl. LUSAC-Group

MORE MODAL FROM LENZING

OUTLOOK

We expect an altogether satisfactory development of the fibers sector in the further course of the present business year. The good demand for viscose fibers in the textile sector, especially for Modal, is likely to continue beyond the first semester of the year. Lenzing is reacting to this trend by making additional Modal capacities available by an investment package for reconstructions at the Lenzing site of EUR 15 mill. The new facility will be available as of the middle of the year. On account of the improved cyclical prospects, one can also expect a positive development for nonwovens. Further price increases are being planned.

South Pacific Viscose (SPV), our associate, is also expecting a continuation of the good demand. Production at SPV is running to full capacity.

The integration of Tencel into the Group's structure and the start-up of the second production line at Heiligenkreuz are the main activities regarding Lyocell for the weeks to come. Demand for Lyocell fibers continues to be good.

We expect a positive development for Lenzing Technik and Lenzing Plastics, the non-fiber-specific business sectors. Due to cyclical reasons, the paper sector will have to face another difficult year.

Altogether the Lenzing Group expects a satisfactory development for the coming months. However, the general situation in world politics, the recently very volatile development of the dollar exchange rate, as well as the development of cotton prices have resulted in uncertainties for 2004, which may have an impact on the development of our result.

We will inform you of the further development of our corporate group when publishing our result for the first semester on 26 August.

Lenzing, May 2004 **The Management Board**

EBIT IN EUR MILL.


25
20
15
10
5
0
20.7
17.1
1-3/2003
1-3/2004

NET INCOME*) IN EUR MILL.


20
15
10
5
0
14.9
12.6
1-3/2003
1-3/2004

*) from continuing operations

THE SECTORS ENGINEERING AND SYSTEMS CONSTRUCTION, PLASTICS AND PAPER

LENZING TECHNIK

POSITIVE INFLOW OF ORDERS

After the order boom last year and the completion of large-scale projects within the Lenzing Group, the course of business at Lenzing Technik has once again returned to the level of a good "regular year". Orders arrived at a gratifying level during the first quarter 2004, although clearly lower sales will be achieved at the Lenzing site for the current year. The quite satisfactory result for the quarter is also above the average achieved in recent years.

LENZING PLASTICS

POSITIVE DEVELOPMENT CONTINUES

Lenzing Plastics can look back on a very good first quarter 2004. Business with thermoplastic products developed positively, and the same applies to the sale of high-quality PTFE products for packings. The sales of insulating materials for the construction industry were off to a good start. The result of Lenzing Plastics for the quarter under review was satisfactory and was above the value for the previous year.

PAPER DIVISION

LARGE QUANTITIES SOLD – UNSATISFACTORY PRICES

During the first quarter 2004, the paper division of Lenzing AG recorded sales of sizeable quantities. In view of the persisting slack economic activity in Europe, the situation regarding prices was highly unsatisfactory, though. The business unit therefore did not achieve a satisfactory result, which also had a noticeable effect on the Group's result.

FORTHCOMING EVENTS

The 60th ordinary shareholders' meeting of Lenzing AG will take place at Lenzing, at the "Kulturzentrum", on 4 June at 11.00 hrs. We ask all shareholders to take account of the relevant depositing provisions when intending to take part in the assembly.

The Management Board will propose to the shareholders' meeting to approve a dividend increased to six euros per share (after four euros). The date for dividend payment has been set for 15 June, with 8 June being the ex-dividend date.

LENZING AG

The fibers division of Lenzing AG once more achieved a satisfactory result for the first quarter 2004. The expansion of the production capacities was completed on time at the end of 2003, so that it was possible to adequately meet the demand for Lenzing's special fibers from Asia. The sale of Modal fibers, in particular, continued to develop positively, with prices moving upwards.

SOUTH PACIFIC VISCOSE

For South Pacific Viscose, our associated company in Indonesia, the first quarter 2004 was very successful. Demand continued to be lively, both from Indonesia and regarding export activities. However, higher pulp prices had a negative impact and necessarily called for price adjustments.

LENZING LYOCELL

At Lenzing Lyocell, Heiligenkreuz, the second production line was taken into operation. As expected, the characteristic of the start-up curve affected the result of Lenzing Lyocell in the beginning.

TENCEL ACQUISITION – A MILESTONE FOR LENZING

After several months of negotiations, agreement was reached on the take-over of the Tencel group of companies at the beginning of May. This marks a milestone for the Lenzing Group. With the acquisition of Tencel, Lenzing will further strengthen its position as a manufacturer of high-quality, cellulose-based fibers.

Tencel operates one large-scale Lyocell fiber plant each in the USA (Mobile, Alabama) and the United Kingdom (Grimsby), with a total nominal capacity of about 80,000 tons per year, and has a staff of about 350, including their worldwide support and marketing force. In 2003, annual sales amounted to EUR 100 mill. During the past decade, Tencel and Lenzing independently developed the Lyocell fiber technology, bringing it to large-scale industrial maturity.

With this acquisition, Lenzing has tripled its Lyocell capacity, thereby reaching the critical size that is necessary for a sustainable and profitable Lyocell operation. With Tencel, Lenzing takes over a most successful brand name, together with a global marketing network. As a result, Lenzing is now in a position to use the capacities available at the three Lyocell production sites with more flexibility and to meet market and customer needs in an optimum fashion.

The impact of this sector will be considerably increased, since the two groups combine their know-how in technology and applications. Tencel will become part of the business units for textile fibers and nonwovens fibers, which were set up in the course of implementing the new corporate organizational structure at the beginning of the year 2004.

QUARTERLY REPORT

INCOME STATEMENT	1-3/2004	1-3/2003
US GAAP on a Group Basis	**EUR mill.**	**EUR mill.**
Sales	**157.4**	**150.7**
Cost of goods sold	-115.0	-108.6
Gross profit	**42.4**	**42.1**
Operating expenses	-25.8	-21.9
Other income	0.5	0.5
Gains and losses on the sale of property, plant and equipment	0.0	0.0
Income from operations	**17.1**	**20.7**
Financial result	**1.3**	**0.6**
Net income before taxes and minority interest	**18.4**	**21.3**
Income taxes	-5.8	-6.4
Net income from continuing operations	**12.6**	**14.9**
Discontinued operations	**0.0**	**-0.1**
Net income before minority interest	**12.6**	**14.8**
Minority interest	0.0	0.0
Net income	**12.6**	**14.8**
Total other comprehensive income/loss	-1.4	-0.3
Comprehensive income	11.2	**14.5**
	EUR	**EUR**
Earnings per share from continuing operations	3.43	4.05
Earnings per share total	3.43	4.03

BALANCE SHEET COMPARISON	31/3/2004		31/3/2003	
US GAAP on a Group Basis	**EUR mill.**	**in %**	**EUR mill.**	**in %**
ASSETS				
Current assets	286.9	35.5	271.3	37.8
Investments and loans	43.3	5.3	43.9	6.1
Property, plant and equipment	468.9	58.0	388.4	54.0
Other non-current assets	9.6	1.2	14.9	2.1
TOTAL ASSETS	**808.7**	**100.0**	**718.5**	**100.0**
LIABILITIES AND EQUITY				
Current liabilites	128.5	15.9	131.6	18.3
Net liabilities of discontinued division	-	-	5.1	0.7
Non-current liabilities	264.2	32.7	215.0	30.0
Minority interest	0.2	0.0	0.1	0.0
Stockholders´equity	415.8	51.4	366.7	51.0
TOTAL LIABILITIES AND EQUITY	**808.7**	**100.0**	**718.5**	**100.0**
	2004		**2003**	
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and March 31*)	9.9		15.5	
Staff on March 31	3,071		3,386*)	

*) incl. LUSAC-Group

REPLY CARD

NO REPLY CARD ATTACHED? PLEASE CONTACT US AT:

Lenzing Aktiengesellschaft
Investor Relations
Angelika Guldt
4860 Lenzing, Austria

Phone: +43 (0)7672 701-2696
Fax: +43 (0)7672 918-2696
E-Mail: a.guldt@lenzing.com
Homepage: www.lenzing.com

GLOSSARY

LYOCELL In the course of the "Lyocell process", named after the fiber, pure "wood cellulose" is put into a solution in physical form and re-transferred directly to its fiber form. The agent used for dissolving can easily be removed from the fiber on account of its good mixing potential in water. It is environmentally compatible, biologically degradable and can be re-captured at a rate of more than 99.6%.

MAN-MADE CELLULOSE FIBERS Fibers industrially produced of natural raw materials (e.g. wood).

MODAL A fiber specialty that excels on account of its special softness and that is preferably used for high-quality lingerie, etc. The fiber also has improved properties of use (regarding tenacity, dimensional stability, etc).

NET GEARING Net indebtedness in relation to equity

NET INDEBTEDNESS *Balance for financial liabilities – cash funds*

NONWOVENS The fibers are not spun into yarns for the manufacture of fabrics but are made into a fleece used for applications in sensitive areas, such as hygiene, medicine and cosmetics.

VISCOSE FIBER A regenerated cellulose fiber produced by means of the viscose process. Here, natural cellulose is first put into solution in the form of a chemical derivative and then regenerated in the course of the spinning process, i.e. it is re-transformed into cellulose.

GLOSSARY

CABLE FILMS Cable films are separator films that are wound or drawn over cables or strands before receiving a plastic coating for protection.

CELLULOSE FIBERS Fibers made of natural raw materials (e.g. wood, cotton, etc.).

EBIT Earings Before Interest and Taxes

EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA MARGIN EBITDA in relation to sales

ENVIRONMENTAL MANAGEMENT SYSTEM An environmental management system is one element in an overall management system that comprises the organizational structure, planning activities, responsibilities, methods, techniques, processes and resources needed to develop, put into practice, implement, evaluate and maintain an environmental policy (Austrian standard ÖNORM EN ISO 14001, page 12).

EQUITY METHOD Valuation method in Group accounting for holdings between 20% and 50%

FURFURAL A chemical that is a side product of pulp production. It is used in plant protection agents, for example.

INTEGRATION From wood, the raw material, to pulp production and the manufacture of fibers – all stages of fiber production are located in one and the same place.

THE WORLD LEADER IN
CELLULOSE FIBER TECHNOLOGY

Printed on Lenza Top Recycling Super (except cover)

Copyright and published by:

Lenzing Aktiengesellschaft
4860 Lenzing, Austria
www.lenzing.com

Edited by:

Lenzing Aktiengesellschaft
Corporate Communications
Angelika Guldt
Tel: +43 (0)7672 701-2696
Fax: +43 (0)7672 918-2696
a.guldt@lenzing.com

Hochegger Financials, Vienna

Idea and design by:

Electric Arts, Lenzing
Lenzing AG

Translated into English by:

Liese Katschinka, Vienna

Printed by:

kb-offset, Regau

Photography by:

Electric Arts, Lenzing
Fotostudio Attersee, Vöcklabruck
The Image Bank
Ruiz, Lenzing

Lenzing Aktiengesellschaft
4860 Lenzing, Austria
Phone: +43 (0)7672 701-0
Fax: +43 (0)7672-701-3880
E-Mail: office@lenzing.com
www.lenzing.com

LENZING